1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Aug 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: Aug 11, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the Six Months Ended June 30, 2016 and 2015 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of June 30, 2016 and 2015 and the related consolidated statements of comprehensive income for the three months ended June 30, 2016 and 2015 and for the six months ended June 30, 2016 and 2015, as well as the consolidated statements of changes in equity and cash flows for the six months ended June 30, 2016 and 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission of the Republic of China.

August 2, 2016

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2016 (Reviewed)		December 31, 2015 (Audited)		June 30, 2015 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$622,359,302	35	$562,688,930	34	$528,895,107	33
Financial assets at fair value through profit or loss (Notes 4 and 7)	1,820,907	—	6,026	—	58,535	—
Available-for-sale financial assets (Notes 8 and 14)	36,322,049	2	14,299,361	1	14,216,874	1
Held-to-maturity financial assets (Note 9)	7,362,302	—	9,166,523	1	7,180,351	—
Hedging derivative financial assets (Note 10)	—	—	1,739	—	—	—
Notes and accounts receivable, net (Note 11)	111,300,187	6	85,059,675	5	98,992,354	6
Receivables from related parties (Note 32)	424,210	—	505,722	—	744,707	—
Other receivables from related parties (Note 32)	1,546,979	—	125,018	—	3,565,341	—
Inventories (Notes 12 and 36)	60,705,814	4	67,052,270	4	66,278,597	4
Other financial assets (Notes 4, 33 and 36)	7,419,643	—	4,305,358	—	8,408,233	1
Other current assets (Note 17)	3,263,678	—	3,533,369	—	3,028,691	—

Total current assets	852,525,071	47	746,743,991	45	731,368,790	45

NONCURRENT ASSETS
Held-to-maturity financial assets (Note 9)	27,266,867	2	6,910,873	—	—	—
Financial assets carried at cost (Note 13)	4,066,621	—	3,990,882	—	1,858,376	—
Investments accounted for using equity method (Note 14)	22,064,632	1	24,091,828	2	25,915,208	2
Property, plant and equipment (Note 15)	875,870,205	49	853,470,392	52	829,703,176	52
Intangible assets (Note 16)	14,066,562	1	14,065,880	1	12,938,507	1
Deferred income tax assets (Note 4)	6,643,607	—	6,384,974	—	5,342,444	—
Refundable deposits	441,447	—	430,802	—	408,585	—
Other noncurrent assets (Note 17)	1,546,548	—	1,428,676	—	1,317,980	—

Total noncurrent assets	951,966,489	53	910,774,307	55	877,484,276	55

TOTAL	$1,804,491,560	100	$1,657,518,298	100	$1,608,853,066	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$38,739,600	2	$39,474,000	2	$5,592,600	—
Financial liabilities at fair value through profit or loss (Notes 4 and 7)	178,704	—	72,610	—	780,721	—
Hedging derivative financial liabilities (Note 10)	4,217	—	—	—	2,625,763	—
Accounts payable	22,117,148	1	18,575,286	1	19,773,550	1
Payables to related parties (Note 32)	1,037,116	—	1,149,988	—	1,327,345	—
Salary and bonus payable	9,843,554	1	11,702,042	1	9,116,649	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 22 and 28)	30,365,818	2	20,958,893	1	28,834,956	2
Payables to contractors and equipment suppliers	48,102,264	3	26,012,192	2	43,610,962	3
Cash dividends payable (Note 22)	155,696,382	9	—	—	116,683,481	7
Income tax payable (Note 4)	31,168,780	2	32,901,106	2	30,335,340	2
Provisions (Note 19)	9,495,889	—	10,163,536	1	8,593,075	1
Long-term liabilities - current portion (Note 20)	22,010,000	1	23,517,612	1	10,868,322	1
Accrued expenses and other current liabilities (Note 21)	29,979,582	2	27,701,329	2	31,236,977	2

Total current liabilities	398,739,054	23	212,228,594	13	309,379,741	20

NONCURRENT LIABILITIES
Bonds payable (Note 20)	181,276,211	10	191,965,082	12	201,856,784	13
Long-term bank loans	26,300	—	32,500	—	37,500	—
Deferred income tax liabilities (Note 4)	3,631	—	31,271	—	232,340	—
Obligations under finance leases	—	—	—	—	766,836	—
Net defined benefit liability (Note 4)	7,456,666	—	7,448,026	—	6,585,747	—
Guarantee deposits (Note 21)	17,950,414	1	21,564,801	1	21,916,587	1
Others (Note 19)	1,708,306	—	1,613,545	—	1,449,976	—

Total noncurrent liabilities	208,421,528	11	222,655,225	13	232,845,770	14

Total liabilities	607,160,582	34	434,883,819	26	542,225,511	34

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 22)	259,303,805	14	259,303,805	16	259,303,805	16

Capital surplus (Note 22)	56,263,141	3	56,300,215	3	56,532,959	4

Retained earnings (Note 22)
Appropriated as legal capital reserve	208,297,945	12	177,640,561	11	177,640,561	11
Unappropriated earnings	667,701,172	37	716,653,025	43	569,248,657	35

	875,999,117	49	894,293,586	54	746,889,218	46

Others (Note 22)	4,888,074	—	11,774,113	1	3,854,399	—

Equity attributable to shareholders of the parent	1,196,454,137	66	1,221,671,719	74	1,066,580,381	66

NONCONTROLLING INTERESTS	876,841	—	962,760	—	47,174	—

Total equity	1,197,330,978	66	1,222,634,479	74	1,066,627,555	66

TOTAL	$1,804,491,560	100	$1,657,518,298	100	$1,608,853,066	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30						For the Six Months Ended June 30
	2016			2015			2016			2015
	Amount		%	Amount		%	Amount		%	Amount		%

NET REVENUE (Notes 24, 32 and 38)		$221,809,846	100		$205,439,752	100		$425,305,207	100		$427,473,896	100

COST OF REVENUE (Notes 12, 28, 32 and 36)		107,468,601	48		105,735,807	51		219,593,495	52		218,321,140	51

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		114,341,245	52		99,703,945	49		205,711,712	48		209,152,756	49

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES		(7,009)	—		1,011	—		(39,898)	—		(18,536)	—

GROSS PROFIT		114,334,236	52		99,704,956	49		205,671,814	48		209,134,220	49

OPERATING EXPENSES (Notes 28 and 32)
Research and development		16,903,540	8		16,612,213	8		32,522,503	7		33,393,676	8
General and administrative		4,667,198	2		4,463,580	2		8,512,133	2		8,829,633	2
Marketing		1,436,902	1		1,479,419	1		2,852,001	1		2,870,415	1

Total operating expenses		23,007,640	11		22,555,212	11		43,886,637	10		45,093,724	11

OTHER OPERATING INCOME AND EXPENSES, NET (Note 28)		(5,595)	—		(80,686)	—		3,138	—		(345,315)	—

INCOME FROM OPERATIONS (Note 38)		91,321,001	41		77,069,058	38		161,788,315	38		163,695,181	38

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture		892,266	—		815,749	—		1,733,161	—		1,950,398	—
Other income		1,792,766	1		1,544,750	1		3,125,355	1		2,426,532	1
Foreign exchange loss, net (Note 37)		(807,218)	—		(292,295)	—		(1,900,836)	—		(244,112)	—
Finance costs		(821,425)	—		(783,401)	—		(1,672,005)	—		(1,577,343)	—
Other gains and losses (Note 25)		1,029,001	—		19,777,822	9		2,588,300	—		20,140,007	5

Total non-operating income and expenses		2,085,390	1		21,062,625	10		3,873,975	1		22,695,482	6

INCOME BEFORE INCOME TAX		93,406,391	42		98,131,683	48		165,662,290	39		186,390,663	44

INCOME TAX EXPENSE (Notes 4 and 26)		20,878,112	9		18,718,779	9		28,341,414	7		27,993,851	7

NET INCOME		72,528,279	33		79,412,904	39		137,320,876	32		158,396,812	37

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 22 and 26)
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		(353,467)	—		(3,368,788)	(2)		(6,946,520)	(1)		(5,647,926)	(1)
Changes in fair value of available-for-sale financial assets		(30,018)	—		(16,627,929)	(8)		21,276	—		(16,832,744)	(4)
Share of other comprehensive income (loss) of associates and joint venture		(17,528)	—		(249,353)	—		8,629	—		593,810	—
Income tax benefit (expense) related to items that may be reclassified subsequently		10,200	—		(13,311)	—		27,640	—		(18,104)	—

Other comprehensive loss for the period, net of income tax		(390,813)	—		(20,259,381)	(10)		(6,888,975)	(1)		(21,904,964)	(5)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$72,137,466	33		$59,153,523	29		$130,431,901	31		$136,491,848	32

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$72,506,321	33		$79,417,514	39		$137,287,814	32		$158,407,425	37
Noncontrolling interests		21,958	—		(4,610)	—		33,062	—		(10,613)	—

		$72,528,279	33		$79,412,904	39		$137,320,876	32		$158,396,812	37

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$72,117,547	33		$59,161,055	29		$130,401,775	31		$136,512,533	32
Noncontrolling interests		19,919	—		(7,532)	—		30,126	—		(20,685)	—

		$72,137,466	33		$59,153,523	29		$130,431,901	31		$136,491,848	32

	For the Three Months Ended June 30						For the Six Months Ended June 30
	2016			2015			2016			2015
	Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 27)
Basic earnings per share	$		2.80	$		3.06	$		5.29	$		6.11

Diluted earnings per share	$		2.80	$		3.06	$		5.29	$		6.11

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
							Others
	Capital Stock - Common Stock			Retained Earnings			Foreign Currency	Unrealized Gain/Loss from Available-
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2016	25,930,380	$259,303,805	$56,300,215	$177,640,561	$716,653,025	$894,293,586	$11,039,949	$734,771	$(607)	$11,774,113	$1,221,671,719	$962,760	$1,222,634,479

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	30,657,384	(30,657,384)	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$6.0 per share	—	—	—	—	(155,582,283)	(155,582,283)	—	—	—	—	(155,582,283)	—	(155,582,283)

Total	—	—	—	30,657,384	(186,239,667)	(155,582,283)	—	—	—	—	(155,582,283)	—	(155,582,283)

Net income for the six months ended June 30, 2016	—	—	—	—	137,287,814	137,287,814	—	—	—	—	137,287,814	33,062	137,320,876

Other comprehensive income (loss) for the six months ended June 30, 2016, net of income tax	—	—	—	—	—	—	(6,958,514)	72,190	285	(6,886,039)	(6,886,039)	(2,936)	(6,888,975)

Total comprehensive income (loss) for the six months ended June 30, 2016	—	—	—	—	137,287,814	137,287,814	(6,958,514)	72,190	285	(6,886,039)	130,401,775	30,126	130,431,901

Disposal of investments accounted for using equity method	—	—	(56,169)	—	—	—	—	—	—	—	(56,169)	—	(56,169)

Adjustments to share of changes in equities of associates and joint venture	—	—	19,095	—	—	—	—	—	—	—	19,095	8	19,103

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(114,099)	(114,099)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	(1,954)	(1,954)

BALANCE, JUNE 30, 2016	25,930,380	$259,303,805	$56,263,141	$208,297,945	$667,701,172	$875,999,117	$4,081,435	$806,961	$(322)	$4,888,074	$1,196,454,137	$876,841	$1,197,330,978

BALANCE, JANUARY 1, 2015	25,929,662	$259,296,624	$55,989,922	$151,250,682	$553,914,592	$705,165,274	$4,502,113	$21,247,483	$(305)	$25,749,291	$1,046,201,111	$127,221	$1,046,328,332

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	26,389,879	(26,389,879)	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$4.5 per share	—	—	—	—	(116,683,481)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Total	—	—	—	26,389,879	(143,073,360)	(116,683,481)	—	—	—	—	(116,683,481)	—	(116,683,481)

Net income (loss) for the six months ended June 30, 2015	—	—	—	—	158,407,425	158,407,425	—	—	—	—	158,407,425	(10,613)	158,396,812

Other comprehensive loss for the six months ended June 30, 2015, net of income tax	—	—	—	—	—	—	(5,599,519)	(16,295,209)	(164)	(21,894,892)	(21,894,892)	(10,072)	(21,904,964)

Total comprehensive income (loss) for the six months ended June 30, 2015	—	—	—	—	158,407,425	158,407,425	(5,599,519)	(16,295,209)	(164)	(21,894,892)	136,512,533	(20,685)	136,491,848

Issuance of stock from exercise of employee stock options	718	7,181	130,974	—	—	—	—	—	—	—	138,155	—	138,155

Disposal of investments accounted for using equity method	—	—	(26,537)	—	—	—	—	—	—	—	(26,537)	—	(26,537)

Adjustments to share of changes in equities of associates and joint venture	—	—	464,471	—	—	—	—	—	—	—	464,471	126	464,597

From share of changes in equities of subsidiaries	—	—	(25,871)	—	—	—	—	—	—	—	(25,871)	25,871	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(42,719)	(42,719)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	(42,640)	(42,640)

BALANCE, JUNE 30, 2015	25,930,380	$259,303,805	$56,532,959	$177,640,561	$569,248,657	$746,889,218	$(1,097,406)	$4,952,274	$(469)	$3,854,399	$1,066,580,381	$47,174	$1,066,627,555

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$165,662,290	$186,390,663
Adjustments for:
Depreciation expense	109,352,892	108,544,796
Amortization expense	1,769,157	1,556,307
Finance costs	1,672,005	1,577,343
Share of profits of associates and joint venture	(1,733,161)	(1,950,398)
Interest income	(2,987,896)	(1,817,825)
Loss (gain) on disposal of property, plant and equipment, net	(6,828)	50,368
Impairment loss on property, plant and equipment	—	31,305
Impairment loss on financial assets	30,872	—
Gain on disposal of available-for-sale financial assets, net	(89,669)	(17,642,367)
Gain on disposal of financial assets carried at cost, net	(20,009)	(70,597)
Loss (gain) on disposal of investments accounted for using equity method, net	259,960	(2,305,323)
Loss from liquidation of subsidiaries	36,105	—
Unrealized gross profit on sales to associates	39,898	18,536
Loss (gain) on foreign exchange, net	308,122	(2,014,106)
Dividend income	(137,459)	(608,707)
Loss from hedging instruments	15,548	737,305
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(14,707)	(299,191)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(1,708,787)	428,017
Notes and accounts receivable, net	(29,118,721)	14,569,490
Receivables from related parties	81,512	(431,752)
Other receivables from related parties	(19,200)	17,984
Inventories	6,346,456	59,374
Other financial assets	(3,053,635)	499,150
Other current assets	269,691	731,724
Accounts payable	3,446,305	(1,587,537)
Payables to related parties	(85,240)	(164,145)
Salary and bonus payable	(1,858,488)	(1,457,273)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	9,406,925	10,782,136
Accrued expenses and other current liabilities	1,420,239	(232,268)
Provisions	(642,887)	(1,844,746)
Net defined benefit liability	8,640	17,965

Cash generated from operations	258,649,930	293,586,228
Income taxes paid	(30,444,686)	(26,518,415)

Net cash generated by operating activities	228,205,244	267,067,813

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2016	2015

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(28,802,391)	$(3,628)
Held-to-maturity financial assets	(23,706,522)	(11,766,723)
Financial assets carried at cost	(218,762)	(87,321)
Property, plant and equipment	(111,727,052)	(102,689,656)
Intangible assets	(1,783,656)	(1,589,831)
Land use right	(805,318)	—
Proceeds from disposal or redemption of:
Available-for-sale financial assets	8,070,785	39,269,616
Held-to-maturity financial assets	4,700,000	9,100,000
Financial assets carried at cost	20,009	86,756
Investments accounted for using equity method	—	3,962,848
Property, plant and equipment	26,517	30,462
Proceeds from return of capital of financial assets carried at cost	42,064	—
Derecognition of hedging derivative financial instruments	(9,534)	—
Costs from entering into hedging transactions	—	(495,348)
Interest received	3,310,985	1,764,337
Net cash inflow from disposal of subsidiary (Note 30)	—	601,047
Other dividends received	118,890	595,980
Refundable deposits paid	(59,844)	(218,253)
Refundable deposits refunded	63,470	161,583
Decrease in receivables for temporary payments	706,718	—

Net cash used in investing activities	(150,053,641)	(61,278,131)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	(157,064)	(30,334,110)
Repayment of bonds	(11,471,600)	—
Repayment of long-term bank loans	(3,700)	—
Interest paid	(1,289,308)	(1,212,515)
Decrease in obligations under finance leases	—	(29,098)
Guarantee deposits received	498,025	454,190
Guarantee deposits refunded	(485,721)	(443,769)
Proceeds from exercise of employee stock options	—	33,891
Decrease in noncontrolling interests	(509)	(42,719)

Net cash used in financing activities	(12,909,877)	(31,574,130)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2016	2015

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(5,571,354)	$(3,850,952)

NET INCREASE IN CASH AND CASH EQUIVALENTS	59,670,372	170,364,600

CASH AND CASH EQUIVALENTS INCLUDED IN NONCURRENT ASSETS HELD FOR SALE, BEGINNING OF PERIOD	—	81,478

CASH AND CASH EQUIVALENT ON CONSOLIDATED BALANCE SHEET, BEGINNING OF PERIOD	562,688,930	358,449,029

CASH AND CASH EQUIVALENTS, END OF PERIOD	$622,359,302	$528,895,107

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 and 2015

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 38.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on August 2, 2016.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

As of the date that the accompanying consolidated financial statements were issued, the Company has not applied the following International Financial Reporting Standards (IFRS), International Accounting Standards (IASs), Interpretations of International Financial Reporting Standards, and Interpretations of IASs issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”).

a.	The IFRSs in issue and endorsed by Financial Supervisory Commission (FSC) with effective date starting 2017

On July 18, 2016, according to Rule No. 1050026834 issued by the FSC, the following IFRSs endorsed by the FSC should be adopted by the Company starting 2017.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
Annual Improvements to IFRSs 2012 - 2014 Cycle	January 1, 2016 (Note 2)
Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception	January 1, 2016

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendment to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 27 Equity Method in Separate Financial Statements	January 1, 2016
Amendment to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

(Concluded)

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following items, the Company believes that the adoption of aforementioned IFRSs with effective date starting 2017 will not have a significant effect on the Company’s consolidated financial statements:

1)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is required to disclose the recoverable amount of an asset or a cash-generating unit only when an impairment loss on the asset has been recognized or reversed during the period. Furthermore, if the recoverable amount for which impairment loss has been recognized or reversed is fair value less costs of disposal, the Company is required to disclose the fair value hierarchy. If the fair value measurements are categorized within Level 2 or Level 3, the valuation technique and key assumptions used to measure the fair value are disclosed. The discount rate used is disclosed if such fair value less costs of disposal is measured by using present value technique. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were issued, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC, except for IFRS 15, which is endorsed by the FSC with effective date starting 2018.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 3)

Amendment to IFRS 2 Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9 Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	January 1, 2018

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 3)

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Effective date to be determined by IASB
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
Amendment to IFRS 15 Clarifications to IFRS 15	January 1, 2018
IFRS 16 Leases	January 1, 2019
Amendment to IAS 7 Disclosure Initiative	January 1, 2017
Amendment to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017

(Concluded)

Note 3:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates.

Except for the following, the initial application of the above new standards and interpretations has not had any material impact on the Company’s accounting policies:

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main change in IFRS 9 is the increase of the eligibility of hedge accounting. It allows reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. A fundamental difference to IAS 39 is that IFRS 9 (a) increases the scope of hedged items eligible for hedge accounting. For example, the risk components of non-financial items may be designated as hedging accounting; (b) revises a new way to account for the gain or loss recognition arising from hedging derivative financial instruments, which results in a less volatility in profit or loss; and (c) is necessary for there to be an economic relationship between the hedged item and hedging instrument instead of performing the retrospective hedge effectiveness testing.

2)	IFRS 15, “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 and related amendment are effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	IFRS 16, “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2015.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs.

Basis of Consolidation

The basis for the consolidated financial statements

The basis for the consolidated financial statements applied in these consolidated financial statements is consistent with those applied in the consolidated financial statements for the year ended December 31, 2015.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		June 30, 2016	December 31, 2015	June 30, 2015	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Nanjing, China	100%	—	—	b)

(Continued)

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		June 30, 2016	December 31, 2015	June 30, 2015	Note

TSMC	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	—	99.5%	99.5%	a), c)
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	—	—	99%	d)
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	—	—	100%	d)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	—	a), d)
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	Investment activities	Taipei, Taiwan	100%	100%	—	e), f)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	98%	98%	49%	a), e)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	58%	58%	58%	—
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	100%	a)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	—	—	100%	a), d)
	TSMC Solar Europe GmbH	Selling of solar modules and related products and providing customer service	Hamburg, Germany	—	—	100%	a), d)
VisEra Holding	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	87%	e)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent accountants.
Note b:	Under the investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a wholly-owned subsidiary managing a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. TSMC Nanjing was established in May 2016.
Note c:	Due to the expiration of the investment agreement between Emerging Alliance and TSMC, Emerging Alliance completed the liquidation procedures in April 2016.
Note d:	In August 2015, TSMC Solar ceased its manufacturing operations. TSMC Solar and TSMC GN were incorporated into TSMC in December 2015. After the incorporation, TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar, is held directly by TSMC and TSMC Solar Europe GmbH has started the liquidation procedures. TSMC Solar NA, the 100% owned subsidiary of TSMC Solar, completed the liquidation procedures in December 2015.
Note e:	The Company acquired OmniVision Technologies, Inc.’s (“OVT’s”) 49.1% ownership in VisEra Holding and 100% ownership in Taiwan OmniVision Investment Holding Co. (“OVT Taiwan”) on November 20, 2015. As a result, the Company has obtained controls of VisEra Holding and OVT Taiwan; therefore the Company has consolidated VisEra Holding, OVT Taiwan and VisEra Tech, held directly by VisEra Holding, since November 20, 2015. Please refer to Note 29.
Note f:	OVT Taiwan that originally acquired by the Company was renamed as Chi Cherng in December 2015.

Financial Instruments Designated as at Fair Value through Profit or Loss

A financial instrument may be designated as at fair value through profit or loss (FVTPL) upon initial recognition. The financial instrument forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

Insurance Claim

The Company recognizes insurance claim reimbursement for losses incurred related to disaster damages. Insurance claim reimbursements are recorded, net of any deductible amounts, at the time while there is evidence that the claim reimbursement is virtually certain to be received.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets (mainly including land use right and depreciable assets) are recognized as a deduction from the carrying amount of the related assets and recognized as a reduced depreciation or amortization charge in profit or loss over the contract period or useful lives of the related assets. Government grants that are receivables as compensation for expenses already incurred are deducted from incurred expenses in the period in which they become receivables.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2015.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2016	December 31, 2015	June 30, 2015

Cash and deposits in banks	$617,660,014	$557,270,910	$522,994,073
Repurchase agreements collateralized by corporate bonds	4,499,288	5,132,778	4,155,782
Repurchase agreements collateralized by government bonds	200,000	285,242	546,526
Repurchase agreements collateralized by short-term commercial paper	—	—	898,859
Commercial paper	—	—	299,867

	$622,359,302	$562,688,930	$528,895,107

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2016	December 31, 2015	June 30, 2015

Financial assets

Held for trading
Forward exchange contracts	$143,834	$6,026	$31,580
Cross currency swap contracts	62,917	—	26,955

	206,751	6,026	58,535

Designated as at FVTPL
Time deposit	1,614,156	—	—

	$1,820,907	$6,026	$58,535

Financial liabilities

Held for trading
Forward exchange contracts	$160,423	$72,610	$780,721
Cross currency swap contracts	7,408	—	—

	167,831	72,610	780,721

Designated as at FVTPL
Forward exchange contracts	10,873	—	—

	$178,704	$72,610	$780,721

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

June 30, 2016

Sell NT$/Buy EUR	July 2016	NT$2,114,352/EUR59,000
Sell NT$/Buy JPY	July 2016	NT$4,889,373/JPY15,521,040
Sell US$/Buy JPY	July 2016	US$166,271/JPY16,944,380
Sell US$/Buy RMB	July 2016 to June 2017	US$233,000/RMB1,538,880
Sell US$/Buy NT$	July 2016 to August 2016	US$498,000/NT$16,190,246

December 31, 2015

Sell US$/Buy JPY	January 2016	US$128,418/JPY15,449,355
Sell US$/Buy RMB	January 2016	US$226,000/RMB1,464,472
Sell US$/Buy NT$	January 2016 to February 2016	US$440,000/NT$14,434,179

(Continued)

Contract Amount
	Maturity Date	(In Thousands)

June 30, 2015

Sell EUR/Buy US$	July 2015	EUR3,400/US$3,834
Sell NT$/Buy US$	July 2015	NT$1,868,845/US$60,500
Sell US$/Buy EUR	July 2015	US$10,153/EUR9,079
Sell US$/Buy JPY	July 2015	US$40,000/JPY4,947,990
Sell US$/Buy NT$	July 2015 to August 2015	US$2,345,000/NT$72,072,355
Sell US$/Buy RMB	July 2015	US$90,000/RMB559,832

(Concluded)

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

June 30, 2016

July 2016	US$415,000/NT$13,452,895	0.66%-0.90%	—
June 30, 2015

July 2015	NT$3,033,613/US$98,500	—	0.10%

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30, 2016	December 31, 2015	June 30, 2015

Corporate bonds	$12,525,209	$6,267,768	$—
Agency bonds	6,379,861	2,627,367	—
Money market funds	6,128,310	—	383
Corporate issued asset-backed securities	6,029,248	3,154,366	—
Publicly traded stocks	2,893,386	1,371,483	14,216,491
Government bonds	2,366,035	878,377	—

	$36,322,049	$14,299,361	$14,216,874

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30, 2016	December 31, 2015	June 30, 2015

Corporate bonds/Bank debentures	$26,988,011	$8,143,146	$—
Negotiable certificate of deposit	4,842,450	4,934,250	—
Structured product	2,000,000	3,000,000	—
Commercial paper	798,708	—	7,180,351

	$34,629,169	$16,077,396	$7,180,351

Current portion	$7,362,302	$9,166,523	$7,180,351
Noncurrent portion	27,266,867	6,910,873	—

	$34,629,169	$16,077,396	$7,180,351

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2016	December 31, 2015	June 30, 2015

Financial assets - current

Fair value hedges
Interest rate futures contracts	$—	$1,739	$—

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$4,217	$—	$—
Stock forward contracts	—	—	2,625,763

	$4,217	$—	$2,625,763

The Company entered into interest rate futures contracts, which are used to hedge against price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Thousands)

June 30, 2016

September 2016	US$	10,000

December 31, 2015

March 2016	US$	13,800

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

	June 30, 2016	December 31, 2015	June 30, 2015

Contract amount (US$ in thousands)	$—	$—		$10,575,328
			(US$	340,371)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2016	December 31, 2015	June 30, 2015

Notes and accounts receivable	$111,788,384	$85,547,926	$99,479,058
Allowance for doubtful receivables	(488,197)	(488,251)	(486,704)

Notes and accounts receivable, net	$111,300,187	$85,059,675	$98,992,354

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	June 30, 2016	December 31, 2015	June 30, 2015

Neither past due nor impaired	$97,225,328	$71,482,666	$84,924,664
Past due but not impaired
Past due within 30 days	9,190,367	13,577,009	12,393,941
Past due 31-60 days	1,901,629	—	1,466,102
Past due 61-120 days	2,982,863	—	207,647

	$111,300,187	$85,059,675	$98,992,354

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2016	$10,241	$478,010	$488,251
Effect of exchange rate changes	—	(54)	(54)

Balance at June 30, 2016	$10,241	$477,956	$488,197

Balance at January 1, 2015	$8,093	$478,637	$486,730
Provision	10,861	597	11,458
Reversal	—	(11,383)	(11,383)
Effect of exchange rate changes	—	(101)	(101)

Balance at June 30, 2015	$18,954	$467,750	$486,704

Aging analysis of accounts receivable that is individually determined as impaired

	June 30, 2016	December 31, 2015	June 30, 2015

Not past due	$—	$—	$4,984
Past due 1-30 days	—	—	4,387
Past due 31-60 days	—	—	1,656
Past due over 121 days	10,241	10,241	7,927

	$10,241	$10,241	$18,954

12.	INVENTORIES

	June 30, 2016	December 31, 2015	June 30, 2015

Finished goods	$4,943,938	$7,974,902	$14,418,570
Work in process	50,604,010	53,632,056	45,538,445
Raw materials	2,765,102	3,038,756	4,146,095
Supplies and spare parts	2,392,764	2,406,556	2,175,487

	$60,705,814	$67,052,270	$66,278,597

Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 36.

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Inventory losses (reversal of write-down of inventories)	$1,195,805	$(401,637)	$651,133	$1,367,721

13.	FINANCIAL ASSETS CARRIED AT COST

	June 30, 2016	December 31, 2015	June 30, 2015

Non-publicly traded stocks	$3,176,575	$3,268,100	$1,580,737
Mutual funds	890,046	722,782	277,639

	$4,066,621	$3,990,882	$1,858,376

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The common stock of Richwave Technology Corp. was listed on the TWSE in November 2015. Thus, the Company reclassified the aforementioned investment from financial assets carried at cost to available-for-sale financial assets.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	June 30, 2016	December 31, 2015	June 30, 2015

Associates	$22,064,632	$24,091,828	$22,446,195
Joint venture	—	—	3,469,013

	$22,064,632	$24,091,828	$25,915,208

a.	Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	June 30, 2016	December 31, 2015	June 30, 2015	June 30, 2016	December 31, 2015	June 30, 2015

Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	$10,154,793	$9,511,515	$7,831,408	39%	39%	39%
Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	8,068,620	8,446,054	8,196,482	28%	28%	28%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	2,777,336	2,928,362	2,250,809	41%	41%	35%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,063,883	1,152,335	1,013,265	35%	35%	35%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	—	2,053,562	3,154,231	—	12%	18%

			$22,064,632	$24,091,828	$22,446,195

Starting June 2016, the Company has no longer served as Motech’s board of director. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets and the Company recognized a disposal loss of NT$259,960 thousand.

In the fourth quarter of 2015, the Company sold 29,160 thousand common shares of Motech and recognized a disposal gain of NT$202,384 thousand. After the sale, the Company’s percentage of ownership over Motech decreased to 12.0%. Motech continued to be accounted for using equity method as the Company still retained significant influence over Motech.

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. The Company included the Xintec shares held by VisEra Holding and total percentage of ownership over Xintec increased to 41.4%.

In the second quarter of 2015, the Company sold 82,000 thousand common shares of VIS and recognized a disposal gain of NT$2,263,539 thousand. After the sale, the Company owned approximately 28.3% of the equity interest in VIS.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follow. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	June 30, 2016	December 31, 2015	June 30, 2015

VIS	$24,511,000	$19,868,766	$22,932,641

GUC	$3,417,551	$3,081,399	$3,571,621

Xintec	$2,325,793	$3,605,534	$4,082,245

Motech		$2,636,054	$3,201,760

b.	Investments in joint venture

Joint venture consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Joint Venture	Principal Activities	Incorporation and Operation	June 30, 2016	December 31, 2015	June 30, 2015	June 30, 2016	December 31, 2015	June 30, 2015

VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$—	$—	$3,469,013	—	—	49%

The Company acquired OVT’s 49.1% ownership in VisEra Holding on November 20, 2015. As a result, the Company has obtained control of VisEra Holding and consolidated VisEra Holding since November 20, 2015. Please refer to Note 29 for related disclosures.

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2016	$4,067,391	$296,801,864	$1,893,489,604	$30,700,049	$7,113	$192,111,548	$2,417,177,569
Additions	—	5,544,359	117,986,695	3,012,979	—	5,870,440	132,414,473
Disposals or retirements	—	—	(1,828,533)	(316,251)	—	—	(2,144,784)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(15,914)	(777,818)	(2,435,252)	(44,228)	—	(19,513)	(3,292,725)

Balance at June 30, 2016	$4,051,477	$301,568,405	$2,007,212,514	$33,359,662	$—	$197,962,475	$2,544,154,533

Accumulated depreciation and impairment

Balance at January 1, 2016	$506,185	$157,910,155	$1,385,857,655	$19,426,069	$7,113	$—	$1,563,707,177
Additions	14,949	8,772,080	98,462,355	2,103,508	—	—	109,352,892
Disposals or retirements	—	—	(1,808,905)	(316,190)	—	—	(2,125,095)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(9,643)	(575,262)	(2,034,628)	(31,113)	—	—	(2,650,646)

Balance at June 30, 2016	$511,491	$166,106,973	$1,480,476,477	$21,189,387	$—	$—	$1,668,284,328

Carrying amounts at January 1, 2016	$3,561,206	$138,891,709	$507,631,949	$11,273,980	$—	$192,111,548	$853,470,392

Carrying amounts at June 30, 2016	$3,539,986	$135,461,432	$526,736,037	$12,170,275	$—	$197,962,475	$875,870,205

Cost

Balance at January 1, 2015	$4,036,785	$269,163,850	$1,754,170,227	$27,960,835	$841,154	$109,334,736	$2,165,507,587
Additions	—	4,968,013	77,365,235	1,628,622	—	36,568,389	120,530,259
Disposals or retirements	—	—	(949,684)	(709,966)	—	—	(1,659,650)
Effect of exchange rate changes	(16,849)	(460,203)	(1,096,526)	(58,461)	(16,785)	(69,523)	(1,718,347)

Balance at June 30, 2015	$4,019,936	$273,671,660	$1,829,489,252	$28,821,030	$824,369	$145,833,602	$2,282,659,849

Accumulated depreciation and impairment

Balance at January 1, 2015	$459,140	$141,245,913	$1,188,388,402	$16,767,934	$447,397	$—	$1,347,308,786
Additions	14,224	7,833,137	98,831,428	1,844,552	21,455	—	108,544,796
Disposals or retirements	—	—	(912,589)	(666,231)	—	—	(1,578,820)
Impairment	—	—	31,305	—	—	—	31,305
Effect of exchange rate changes	(9,433)	(325,663)	(957,574)	(47,778)	(8,946)	—	(1,349,394)

Balance at June 30, 2015	$463,931	$148,753,387	$1,285,380,972	$17,898,477	$459,906	$—	$1,452,956,673

Carrying amounts at June 30, 2015	$3,556,005	$124,918,273	$544,108,280	$10,922,553	$364,463	$145,833,602	$829,703,176

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

For the year ended December 31, 2015, the Company recognized an impairment loss of NT$259,568 thousand under foundry segment since the carrying amount of some of property, plant and equipment is expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

In August 2015, TSMC Solar ceased its manufacturing operations. In the third quarter of 2015, the Company recognized an impairment loss of NT$2,286,016 thousand since the carrying amounts of some of machinery and equipment, office equipment and mechanical and electrical power equipment were expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

The Company had a building lease agreement with leasing terms from December 2003 to November 2018 and such lease was accounted for as a finance lease. In August 2015, the lease was determined to be an operating lease due to a modification on lease conditions; as such, the Company recognized a gain of NT$430,041 thousand from the modification. Such gain was included in other operating income and expenses for the year ended December 31, 2015.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2016	$6,104,784	$8,454,304	$19,474,428	$4,879,026	$38,912,542
Additions	—	751,269	745,416	362,770	1,859,455
Retirements	—	—	(1,800)	—	(1,800)
Effect of exchange rate changes	(84,410)	2,910	(5,961)	(6,179)	(93,640)

Balance at June 30, 2016	$6,020,374	$9,208,483	$20,212,083	$5,235,617	$40,676,557

Accumulated amortization

Balance at January 1, 2016	$—	$4,779,388	$16,431,666	$3,635,608	$24,846,662
Additions	—	651,638	791,025	326,494	1,769,157
Retirements	—	—	(1,800)	—	(1,800)
Effect of exchange rate changes	—	2,910	(5,409)	(1,525)	(4,024)

Balance at June 30, 2016	$—	$5,433,936	$17,215,482	$3,960,577	$26,609,995

Carrying amounts at January 1, 2016	$6,104,784	$3,674,916	$3,042,762	$1,243,418	$14,065,880

Carrying amounts at June 30, 2016	$6,020,374	$3,774,547	$2,996,601	$1,275,040	$14,066,562

Cost

Balance at January 1, 2015	$5,888,813	$6,350,253	$18,697,098	$4,292,555	$35,228,719
Additions	—	540,027	202,818	311,139	1,053,984
Retirements	—	—	(91,578)	—	(91,578)
Effect of exchange rate changes	(88,279)	(5,354)	(3,165)	(2,802)	(99,600)

Balance at June 30, 2015	$5,800,534	$6,884,926	$18,805,173	$4,600,892	$36,091,525

Accumulated amortization

Balance at January 1, 2015	$—	$3,778,912	$14,861,146	$3,057,151	$21,697,209
Additions	—	445,742	830,478	280,087	1,556,307
Retirements	—	—	(91,578)	—	(91,578)
Effect of exchange rate changes	—	(5,354)	(2,978)	(588)	(8,920)

Balance at June 30, 2015	$—	$4,219,300	$15,597,068	$3,336,650	$23,153,018

Carrying amounts at June 30, 2015	$5,800,534	$2,665,626	$3,208,105	$1,264,242	$12,938,507

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for December 31, 2015 to reflect the relevant specific risk in the cash-generating unit.

In August 2015, TSMC Solar ceased its manufacturing operation and the Company recognized an impairment loss of NT$58,514 thousand in the third quarter of 2015 since the carrying amounts of technology license fees, software and system design costs were expected to be unrecoverable. Such impairment loss was included in other operating income and expenses for the year ended December 31, 2015.

17.	OTHER ASSETS

	June 30, 2016	December 31, 2015	June 30, 2015

Tax receivable	$2,064,225	$2,026,509	$1,795,457
Prepaid expenses	1,159,387	1,457,044	1,171,189
Long-term receivable	358,900	360,000	347,000
Others	1,227,714	1,118,492	1,033,025

	$4,810,226	$4,962,045	$4,346,671

Current portion	$3,263,678	$3,533,369	$3,028,691
Noncurrent portion	1,546,548	1,428,676	1,317,980

	$4,810,226	$4,962,045	$4,346,671

18.	SHORT-TERM LOANS

	June 30, 2016	December 31, 2015	June 30, 2015

Unsecured loans
Amount	$38,739,600	$39,474,000	$5,592,600

Original loan content
US$ (in thousands)	$1,200,000	$1,200,000	$180,000
Annual interest rate	0.70%-0.77%	0.50%-0.77%	0.38%-0.44%
Maturity date	Due in July 2016	Due by February 2016	Due in July 2015

19.	PROVISIONS

	June 30, 2016	December 31, 2015	June 30, 2015

Sales returns and allowances	$9,495,889	$10,163,536	$8,593,075
Warranties	40,241	46,304	16,756

	$9,536,130	$10,209,840	$8,609,831

Current portion	$9,495,889	$10,163,536	$8,593,075
Noncurrent portion (classified under other noncurrent liabilities)	40,241	46,304	16,756

	$9,536,130	$10,209,840	$8,609,831

	Sales Returns and Allowances	Warranties	Total

Six months ended June 30, 2016

Balance, beginning of period	$10,163,536	$46,304	$10,209,840
Provision (Reversal)	13,433,695	(3,878)	13,429,817
Payment	(14,070,519)	(2,185)	(14,072,704)
Effect of exchange rate changes	(30,823)	—	(30,823)

Balance, end of period	$9,495,889	$40,241	$9,536,130

Six months ended June 30, 2015

Balance, beginning of period	$10,445,452	$19,828	$10,465,280
Provision (Reversal)	6,353,637	6,071	6,359,708
Payment	(8,196,055)	(8,399)	(8,204,454)
Effect of exchange rate changes	(9,959)	(744)	(10,703)

Balance, end of period	$8,593,075	$16,756	$8,609,831

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same period of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The best estimate has been made on the basis of historical warranty trends of business.

20.	BONDS PAYABLE

	June 30, 2016	December 31, 2015	June 30, 2015

Domestic unsecured bonds	$166,200,000	$166,200,000	$166,200,000
Overseas unsecured bonds	37,125,450	49,342,500	46,605,000

	203,325,450	215,542,500	212,805,000
Less: Discounts on bonds payable	(49,239)	(67,306)	(82,394)
Less: Current portion	(22,000,000)	(23,510,112)	(10,865,822)

	$181,276,211	$191,965,082	$201,856,784

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	GUARANTEE DEPOSITS

	June 30, 2016	December 31, 2015	June 30, 2015

Capacity guarantee	$24,212,250	$27,549,563	$28,351,375
Others	200,014	183,051	167,587

	$24,412,264	$27,732,614	$28,518,962

Current portion (classified under accrued expenses and other current liabilities)	$6,461,850	$6,167,813	$6,602,375
Noncurrent portion	17,950,414	21,564,801	21,916,587

	$24,412,264	$27,732,614	$28,518,962

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

22.	EQUITY

a.	Capital stock

	June 30, 2016	December 31, 2015	June 30, 2015

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of June 30, 2016, 1,072,635 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,363,175 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	June 30, 2016	December 31, 2015	June 30, 2015

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	100,761	100,761	78,464
From share of changes in equities of associates and joint venture	280,029	317,103	572,144
Donations	55	55	55

	$56,263,141	$56,300,215	$56,532,959

Under the Company Act, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries as well as associates and joint venture may be used to offset a deficit.

c.	Retained earnings and dividend policy

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The amendments to TSMC’s Articles of Incorporation on profits distribution policy had been approved by TSMC’s shareholders in its meeting held on June 7, 2016. For policy about the profit sharing bonus to employees, please refer to Note 28.

TSMC’s amended Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2015 and 2014 earnings have been approved by TSMC’s shareholders in its meeting held on June 7, 2016 and on June 9, 2015, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2015	Year 2014	Year 2015	Year 2014

Legal capital reserve	$30,657,384	$26,389,879
Cash dividends to shareholders	155,582,283	116,683,481	$6.0	$4.5

	$186,239,667	$143,073,360

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Six Months Ended June 30, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$11,039,949	$734,771	$(607)	$11,774,113
Exchange differences arising on translation of foreign operations	(6,981,647)	—	—	(6,981,647)
Other comprehensive income reclassified to profit or loss upon disposal of subsidiaries	36,105	—	—	36,105
Changes in fair value of available-for-sale financial assets	—	112,904	—	112,904
Cumulative gain reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(89,669)	—	(89,669)
Share of other comprehensive income (loss) of associates and joint venture	(8,260)	24,784	285	16,809
Other comprehensive loss reclassified to profit or loss upon disposal of associates	(4,712)	(3,469)	—	(8,181)
Income tax effect	—	27,640	—	27,640

Balance, end of period	$4,081,435	$806,961	$(322)	$4,888,074

	Six Months Ended June 30, 2015
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$4,502,113	$21,247,483	$(305)	$25,749,291
Exchange differences arising on translation of foreign operations	(4,654,336)	—	—	(4,654,336)
Changes in fair value of available-for-sale financial assets	—	(174,880)	—	(174,880)
Cumulative gain reclassified to profit or loss upon disposal of available-for-sale financial assets	(993,026)	(16,649,252)	—	(17,642,278)
Share of other comprehensive income (loss) of associates and joint venture	43,487	544,976	(175)	588,288
The proportionate share of other comprehensive income reclassified to profit or loss upon partial disposal of associates	4,356	2,051	11	6,418
Income tax effect	—	(18,104)	—	(18,104)

Balance, end of period	$(1,097,406)	$4,952,274	$(469)	$3,854,399

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

23.	SHARE-BASED PAYMENT

The Company did not issue employee stock option plans for the six months ended June 30, 2016 and 2015. Information about the TSMC’s outstanding employee stock options is described as follows:

	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Six months ended June 30, 2015

Balance, beginning of period	718	$47.2
Options exercised	(718)	47.2

Balance, end of period	—	—

Balance exercisable, end of period	—	—

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

The employee stock options have been fully exercised in the second quarter of 2015.

24.	NET REVENUE

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Net revenue from sale of goods	$221,667,204	$205,306,861	$425,050,621	$427,206,385
Net revenue from royalties	142,642	132,891	254,586	267,511

	$221,809,846	$205,439,752	$425,305,207	$427,473,896

25.	OTHER GAINS AND LOSSES

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Gain on disposal of financial assets, net
Available-for-sale financial assets	$100,498	$17,639,406	$89,669	$17,642,367
Financial assets carried at cost	5,628	28,354	20,009	70,597
Gain (loss) on disposal of investments accounted for using equity method	(259,960)	2,305,323	(259,960)	2,305,323
Other gains	25,210	11,240	62,638	27,409
Net gain (loss) on financial instruments at FVTPL
Held for trading	1,297,816	243,123	2,829,951	560,678
Designated as at FVTPL	(70,947)	—	(70,947)	—

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Fair value hedges
Loss from hedging instruments	$(3,678)	$(5,329,381)	$(15,548)	$(737,305)
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	4,082	4,901,475	14,707	299,191
Impairment loss of financial assets
Financial assets carried at cost	(30,872)	—	(30,872)	—
Loss from liquidation of subsidiaries	(36,105)	—	(36,105)	—
Other losses	(2,671)	(21,718)	(15,242)	(28,253)

	$1,029,001	$19,777,822	$2,588,300	$20,140,007

(Concluded)

26.	INCOME TAX

a.	Income tax expense recognized in profit or loss

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Current income tax expense
Current tax expense recognized in the current period	$20,823,242	$18,461,370	$29,469,752	$28,865,330
Income tax adjustments on prior years	(1,035,405)	(793,673)	(1,035,405)	(793,673)
Other income tax adjustments	169,156	107,473	204,996	149,512

	19,956,993	17,775,170	28,639,343	28,221,169

Deferred income tax expense (benefit)
The origination and reversal of temporary differences	(51,179)	(230,930)	(297,929)	(414,198)
Investment tax credits and operating loss carryforward	972,298	1,174,539	—	186,880

	921,119	943,609	(297,929)	(227,318)

Income tax expense recognized in profit or loss	$20,878,112	$18,718,779	$28,341,414	$27,993,851

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Deferred income tax benefit (expense)
Related to unrealized gain/loss on available-for-sale financial assets	$10,200	$(13,311)	$27,640	$(18,104)

c.	Integrated income tax information

	June 30, 2016	December 31, 2015	June 30, 2015

Balance of the Imputation
Credit Account - TSMC	$90,045,123	$59,973,516	$61,581,277

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2015 and 2014 were 12.56% and 11.13%, respectively; however, effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China will be half of the original creditable ratio according to the revised Article 66 - 6 of the Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2013. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

27.	EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Basic EPS	$2.80	$3.06	$5.29	$6.11

Diluted EPS	$2.80	$3.06	$5.29	$6.11

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended June 30, 2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$72,506,321	25,930,380	$2.80

Three months ended June 30, 2015

Basic EPS
Net income available to common shareholders of the parent	$79,417,514	25,930,375	$3.06

Effect of dilutive potential common shares	—	5

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$79,417,514	25,930,380	$3.06

Six months ended June 30, 2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$137,287,814	25,930,380	$5.29

Six months ended June 30, 2015

Basic EPS
Net income available to common shareholders of the parent	$158,407,425	25,930,194	$6.11

Effect of dilutive potential common shares	—	186

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$158,407,425	25,930,380	$6.11

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$50,255,557	$50,147,268	$101,084,838	$101,188,982
Recognized in operating expenses	4,140,384	3,685,080	8,255,414	7,343,371
Recognized in other operating income and expenses	6,222	6,221	12,640	12,443

	$54,402,163	$53,838,569	$109,352,892	$108,544,796

b. Amortization of intangible assets

Recognized in cost of revenue	$491,251	$404,092	$980,928	$811,842
Recognized in operating expenses	381,574	380,446	788,229	744,465

	$872,825	$784,538	$1,769,157	$1,556,307

c. Research and development costs expensed as incurred	$16,903,540	$16,612,213	$32,522,503	$33,393,676

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$527,743	$501,747	$1,053,990	$977,573
Defined benefit plans	68,034	79,591	136,059	147,719

	595,777	581,338	1,190,049	1,125,292
Other employee benefits	22,753,404	22,918,891	44,165,653	45,163,630

	$23,349,181	$23,500,229	$45,355,702	$46,288,922

Employee benefits expense summarized by function
Recognized in cost of revenue	$13,811,159	$13,576,089	$26,916,580	$26,870,583
Recognized in operating expenses	9,538,022	9,924,140	18,439,122	19,418,339

	$23,349,181	$23,500,229	$45,355,702	$46,288,922

In accordance with the amendments to the Company Act in May 2015 and the amended TSMC’s Articles of Incorporation approved by TSMC’s shareholders in its meeting held on June 7, 2016, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively. Prior to the amendments, TSMC’s Articles of Incorporation provided that, when allocating the net profits for each fiscal year, TSMC shall first set aside legal capital reserve and special capital reserve, then set aside not more than 0.3% of the balance as compensation to directors and not less than 1% as profit sharing bonus to employees, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$4,863,012 thousand and NT$9,207,536 thousand for the three months and six months ended June 30, 2016, respectively. TSMC accrued profit sharing bonus to employees based on certain percentage of net income during the period, which amounted to NT$5,338,604 thousand and NT$10,621,290 thousand for the three months and six months ended June 30, 2015, respectively. Compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for 2015, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$17,645,966 thousand and NT$406,854 thousand in cash for 2014, respectively, had been approved by the Board of Directors and the shareholders in its meetings held on February 2, 2016 and June 9, 2015, respectively. The profit sharing bonus to employees and compensation to directors in cash for 2015 had been reported to TSMC’s shareholders in its meeting held on June 7, 2016, after the amended TSMC’s Articles of Incorporation had been approved. The aforementioned approved amount has no difference with the one recognized in the consolidated financial statements for the years ended December 31, 2015 and 2014, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.	CONSOLIDATION OF SUBSIDIARIES

Due to a Chinese consortium’s acquisition of OVT, major shareholders of VisEra Holding and OVT Taiwan, the Company acquired OVT’s 49.1% ownership in VisEra Holding and 100% ownership in OVT Taiwan on November 20, 2015. The related information is as follows:

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred

VisEra Holding	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	November 20, 2015	49.1	$3,536,119

OVT Taiwan	Investment activities	November 20, 2015	100	$394,674

b.	Considerations transferred

	VisEra Holding	OVT Taiwan

Cash	$3,536,119	$394,674

c.	Assets acquired and liabilities assumed at the date of acquisition

	VisEra Holding	OVT Taiwan

Current assets
Cash and cash equivalents	$3,858,482	$20,710
Accounts receivable	511,999	—
Inventories	59,050	—
Other financial assets	706,500	373,813
Other current assets	26,441	155
Noncurrent assets
Investments accounted for using equity method	721,641	—
Property, plant and equipment	2,651,209	—
Intangible assets	12,111	—
Deferred income tax assets	29,943	—
Refundable deposits	15,611	—

	8,592,987	394,678

Current liabilities
Financial liabilities at fair value through profit or loss	975	—
Accounts payable	87,480	—
Salary and bonus payable	183,090	—
Accrued profit sharing bonus to employees and compensation to directors and supervisors	45,819	4
Payables to contractors and equipment suppliers	132,305	—
Income tax payable	47,860	—
Provisions	126,049	—
Accrued expenses and other current liabilities	102,851	—
Noncurrent liabilities
Guarantee deposits	1,279	—

	727,708	4

Net assets	$7,865,279	$394,674

d.	Goodwill arising on acquisition

VisEra Holding
Consideration transferred	$3,536,119
Fair value of investments previously owned	3,458,146
Less: Fair value of identifiable net assets acquired	(7,865,279)
Noncontrolling interests	923,683

Goodwill arising on acquisition	$52,669

e.	Net cash outflow on acquisition of subsidiaries

	VisEra Holding	OVT Taiwan

Consideration paid in cash	$3,536,119	$394,674
Less: Cash and cash equivalent balances acquired	(3,858,482)	(20,710)

	$(322,363)	$373,964

f.	Impact of acquisitions on the results of the Company

The results of VisEra Holding since the acquisition date included in the consolidated statements of comprehensive income for the year ended December 31, 2015 were as follows:

VisEra Holding
Net revenue	$254,319

Net income	$16,264

Had the business combination of VisEra Holding been in effect on January 1, 2015, the Company’s net revenue and net income for the year ended December 31, 2015 would have been NT$846,401,819 thousand and NT$306,687,674 thousand, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results. The aforementioned pro-forma net revenue and net income were calculated based on the fair value of assets acquired and liabilities assumed at the date of acquisition.

30.	DISPOSAL OF SUBSIDIARY

In January 2015, the Board of Directors of TSMC approved a sale of TSMC SSL common shares of 565,480 thousand held by TSMC and TSMC Guang Neng to Epistar Corporation. The transaction was completed in February 2015.

a.	Consideration received from the disposal

Total consideration received	$825,000
Expenditure associated with consideration received	(142,475)

Net consideration received	$682,525

b.	Gain/loss on disposal of subsidiary

Net consideration received	$682,525
Net assets disposed of	(725,165)
Noncontrolling interests	42,640

Gain/loss on disposal of subsidiary	$—

c.	Net cash inflow arising from disposal of subsidiary

Net consideration received	$682,525
Less: Balance of cash and cash equivalents disposed of	81,478

$601,047

31.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	June 30, 2016	December 31, 2015	June 30, 2015

Financial assets
FVTPL
Held for trading	$206,751	$6,026	$58,535
Designated as at FVTPL	1,614,156	—	—
Available-for-sale financial assets (Note)	40,388,670	18,290,243	16,075,250
Held-to-maturity financial assets	34,629,169	16,077,396	7,180,351
Derivative financial instruments in designated hedge accounting relationships	—	1,739	—
Loans and receivables
Cash and cash equivalents	622,359,302	562,688,930	528,895,107
Notes and accounts receivables (including related parties)	111,724,397	85,565,397	99,737,061
Other receivables	5,503,244	4,790,376	12,320,574
Refundable deposits	441,447	430,802	408,585

	$816,867,136	$687,850,909	$664,675,463

Financial liabilities
FVTPL
Held for trading	$167,831	$72,610	$780,721
Designated as at FVTPL	10,873	—	—
Derivative financial instruments in designated hedge accounting relationships	4,217	—	2,625,763
Amortized cost
Short-term loans	38,739,600	39,474,000	5,592,600
Accounts payable (including related parties)	23,154,264	19,725,274	21,100,895
Payables to contractors and equipment suppliers	48,102,264	26,012,192	43,610,962
Cash dividends payable	155,696,382	—	116,683,481
Accrued expenses and other current liabilities	20,189,411	18,900,123	21,890,115
Bonds payable (including long-term liabilities-current portion)	203,276,211	215,475,194	212,722,606
Long-term bank loans (including long-term liabilities-current portion)	36,300	40,000	40,000
Other long-term payables (classified under accrued expenses and other current liabilities)	—	18,000	18,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	24,412,264	27,732,614	28,518,962

	$513,789,617	$347,450,007	$453,584,105

Note:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the six months ended June 30, 2016 and 2015 would have decreased by NT$89,642 thousand and NT$1,618,369 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates and from fixed income securities. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$151 thousand and NT$166 thousand for the six months ended June 30, 2016 and 2015, respectively.

The Company classified fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. To manage its exposure to the fair value fluctuations, the Company enters into interest rate futures contract to hedge against price risk caused by changes in risk-free interest rates in the Company’s investments in available-for-sale fixed income securities.

Assuming a hypothetical increase of 100 basis point (1%) in interest rates of available-for-sale fixed income securities at the end of the reporting period, the net income for the six months ended June 30, 2016 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the six months ended June 30, 2016 would have decreased by NT$607,921 thousand.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilized some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the six months ended June 30, 2016 and 2015 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the six months ended June 30, 2016 and 2015 would have decreased by NT$328,089 thousand and NT$135,538 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of June 30, 2016, December 31, 2015 and June 30, 2015, the Company’s ten largest customers accounted for 69%, 68% and 66% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

June 30, 2016

Non-derivative financial liabilities

Short-term loans	$38,743,592	$—	$—	$—	$38,743,592
Accounts payable (including related parties)	23,154,264	—	—	—	23,154,264
Payables to contractors and equipment suppliers	48,102,264	—	—	—	48,102,264
Accrued expenses and other current liabilities	20,189,411	—	—	—	20,189,411
Bonds payable	24,797,738	101,437,838	62,143,440	23,174,836	211,553,852
Long-term bank loans	11,040	21,056	6,353	—	38,449
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,461,850	13,107,964	4,842,450	—	24,412,264

	161,460,159	114,566,858	66,992,243	23,174,836	366,194,096

Derivative financial instruments

Forward exchange contracts
Outflows	35,970,330	—	—	—	35,970,330
Inflows	(35,960,606)	—	—	—	(35,960,606)

	9,724	—	—	—	9,724

Cross currency swap contracts
Outflows	13,404,146	—	—	—	13,404,146
Inflows	(13,452,895)	—	—	—	(13,452,895)

	(48,749)	—	—	—	(48,749)

	$161,421,134	$114,566,858	$66,992,243	$23,174,836	$366,155,071

December 31, 2015

Non-derivative financial liabilities

Short-term loans	$39,488,957	$—	$—	$—	$39,488,957
Accounts payable (including related parties)	19,725,274	—	—	—	19,725,274
Payables to contractors and equipment suppliers	26,012,192	—	—	—	26,012,192
Accrued expenses and other current liabilities	18,900,123	—	—	—	18,900,123
Bonds payable	26,494,990	104,462,371	68,378,787	25,981,316	225,317,464
Long-term bank loans	8,800	21,540	12,741	—	43,081
Other long-term payables (classified under accrued expenses and other current liabilities)	18,000	—	—	—	18,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,167,813	13,341,051	8,223,750	—	27,732,614

	136,816,149	117,824,962	76,615,278	25,981,316	357,237,705

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

Derivative financial instruments

Forward exchange contracts
Outflows	23,192,477	—	—	—	23,192,477
Inflows	(23,135,579)	—	—	—	(23,135,579)

	56,898	—	—	—	56,898

	$136,873,047	$117,824,962	$76,615,278	$25,981,316	$357,294,603

June 30, 2015

Non-derivative financial liabilities

Short-term loans	$5,594,309	$—	$—	$—	$5,594,309
Accounts payable (including related parties)	21,100,895	—	—	—	21,100,895
Payables to contractors and equipment suppliers	43,610,962	—	—	—	43,610,962
Accrued expenses and other current liabilities	21,890,115	—	—	—	21,890,115
Bonds payable	13,915,132	107,533,065	66,178,944	36,407,035	224,034,176
Long-term bank loans	3,931	21,933	18,002	—	43,866
Other long-term payables (classified under accrued expenses and other current liabilities)	18,000	—	—	—	18,000
Obligations under finance leases	29,076	58,151	755,364	—	842,591
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,602,375	12,595,587	9,321,000	—	28,518,962

	112,764,795	120,208,736	76,273,310	36,407,035	345,653,876

Derivative financial instruments

Forward exchange contracts
Outflows	76,898,431	—	—	—	76,898,431
Inflows	(76,154,158)	—	—	—	(76,154,158)

	744,273	—	—	—	744,273

Cross currency swap contracts
Outflows	3,033,613	—	—	—	3,033,613
Inflows	(3,060,582)	—	—	—	(3,060,582)

	(26,969)	—	—	—	(26,969)

Stock forward contracts
Outflows	10,575,328	—	—	—	10,575,328
Inflows	(10,575,328)	—	—	—	(10,575,328)

	—	—	—	—	—

	$113,482,099	$120,208,736	$76,273,310	$36,407,035	$346,371,180

(Concluded)

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$143,834	$—	$143,834
Cross currency swap contracts	—	62,917	—	62,917
Designated as at FVTPL
Time deposit	—	1,614,156	—	1,614,156

	$—	$1,820,907	$—	$1,820,907

Available-for-sale financial assets

Corporate bonds	$12,525,209	$—	$—	$12,525,209
Agency bonds	6,379,861	—	—	6,379,861
Money market funds	6,128,310	—	—	6,128,310
Corporate issued asset-backed securities	—	6,029,248	—	6,029,248
Publicly traded stocks	2,893,386	—	—	2,893,386
Government bonds	2,366,035	—	—	2,366,035

	$30,292,801	$6,029,248	$—	$36,322,049

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$160,423	$—	$160,423
Cross currency swap contracts	—	7,408	—	7,408
Designated as at FVTPL
Forward exchange contracts	—	10,873	—	10,873

	$—	$178,704	$—	$178,704

Hedging derivative financial liabilities

Interest rate futures contracts	$4,217	$—	$—	$4,217

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$6,026	$—	$6,026

Available-for-sale financial assets

Corporate bonds	$6,267,768	$—	$—	$6,267,768
Corporate issued asset-backed securities	—	3,154,366	—	3,154,366
Agency bonds	2,627,367	—	—	2,627,367
Publicly traded stocks	1,371,483	—	—	1,371,483
Government bonds	878,377	—	—	878,377

	$11,144,995	$3,154,366	$—	$14,299,361

(Continued)

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Hedging derivative financial assets

Interest rate futures contracts	$1,739	$—	$—	$1,739

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$72,610	$—	$72,610

				(Concluded)

	June 30, 2015
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$31,580	$—	$31,580
Cross currency swap contracts	—	26,955	—	26,955

	$—	$58,535	$—	$58,535

Available-for-sale financial assets

Publicly traded stocks	$14,216,491	$—	$—	$14,216,491
Money market funds	383	—	—	383

	$14,216,874	$—	$—	$14,216,874

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$780,721	$—	$780,721

Hedging derivative financial liabilities

Stock forward contract	$—	$2,625,763	$—	$2,625,763

There were no transfers between Level 1 and Level 2 for the six months ended June 30, 2016 and 2015, respectively.

There were no purchases and disposals for assets on Level 3 for the six months ended June 30, 2016 and 2015, respectively.

Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes interest rate futures contracts, publicly traded stocks, money market funds, government bonds, agency bonds and corporate bonds).

•	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price. For investments in corporate issued asset-backed securities and time deposit, the fair value are determined using quoted market prices or the present value of future cash flows based on the observable yield curves.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments that are not measured at fair value recognized in the consolidated financial statements approximate their fair values.

	June 30, 2016		December 31, 2015		June 30, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds/Bank debentures	$26,988,011	$27,051,457	$8,143,146	$8,146,756	$—	$—
Negotiable certificate of deposit	4,842,450	4,849,988	4,934,250	4,945,878	—	—
Structured product	2,000,000	1,997,850	3,000,000	2,995,731	—	—
Commercial paper	798,708	799,370	—	—	7,180,351	7,189,249

Financial liabilities

Measured at amortized cost
Bonds payable	203,276,211	205,939,533	215,475,194	216,223,736	212,722,606	213,040,105

Fair value hierarchy

The table below sets out the balances for the Company’s assets and liabilities that are not measured at fair value but for which the fair value is disclosed:

	June 30, 2016
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$27,051,457	$—	$—	$27,051,457
Negotiable certificate of deposit	—	4,849,988	—	4,849,988
Structured product	—	1,997,850	—	1,997,850
Commercial paper	—	799,370	—	799,370

	$27,051,457	$7,647,208	$—	$34,698,665

Liabilities

Measured at amortized cost
Bonds payable	$205,939,533	$—	$—	$205,939,533

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$8,146,756	$—	$—	$8,146,756
Negotiable certificate of deposit	—	4,945,878	—	4,945,878
Structured product	—	2,995,731	—	2,995,731

	$8,146,756	$7,941,609	$—	$16,088,365

Liabilities

Measured at amortized cost
Bonds payable	$216,223,736	$—	$—	$216,223,736

	June 30, 2015
	Level 1	Level 2	Level 3	Total

Assets

Held-to-maturity securities
Commercial paper	$—	$7,189,249	$—	$7,189,249

Liabilities

Measured at amortized cost
Bonds payable	$213,040,105	$—	$—	$213,040,105

Fair value measurement

For investments in bonds, the fair value is determined using active market prices.

For investments in negotiable certificate of deposit, structured product and commercial paper, the fair value is determined using the present value of future cash flows based on the observable yield curves.

The fair value of the Company’s bonds payable is determined using active market prices.

32.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Net revenue

		Three Months Ended June 30		Six Months Ended June 30
		2016	2015	2016	2015

Item	Related Party Categories

Net revenue from sale of goods	Associates	$957,496	$1,171,840	$2,562,512	$2,186,502
	Joint venture	—	283	—	667

		$957,496	$1,172,123	$2,562,512	$2,187,169

Net revenue from royalties	Associates	$137,376	$130,168	$249,320	$262,144

b.	Purchases

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Related Party Categories

Associates	$2,441,794	$2,974,865	$4,787,039	$5,979,141

c.	Receivables from related parties

		June 30, 2016	December 31, 2015	June 30, 2015

Item	Related Party Categories

Receivables from related parties	Associates	$424,210	$505,722	$744,584
	Joint venture	—	—	123

		$424,210	$505,722	$744,707

Other receivables from related parties	Associates	$1,546,979	$125,018	$3,164,538
	Joint venture	—	—	400,803

		$1,546,979	$125,018	$3,565,341

d.	Payables to related parties

		June 30, 2016	December 31, 2015	June 30, 2015

Item	Related Party Categories

Payables to related parties	Associates	$1,037,116	$1,149,988	$1,325,844
	Joint venture	—	—	1,501

		$1,037,116	$1,149,988	$1,327,345

e.	Others

		Three Months Ended June 30		Six Months Ended June 30
		2016	2015	2016	2015

Item	Related Party Categories

Manufacturing expenses	Associates	$387,637	$680,185	$773,810	$1,394,699
	Joint venture	—	3,023	—	5,363

		$387,637	$683,208	$773,810	$1,400,062

Research and development expenses	Associates	$27,986	$6,873	$69,078	$25,926
	Joint venture	—	888	—	948

		$27,986	$7,761	$69,078	$26,874

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec and office from VIS, respectively. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS quarterly and monthly, respectively; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

f.	Compensation of key management personnel

The compensation to directors and other key management personnel for the three months and six months ended June 30, 2016 and 2015 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015

Short-term employee benefits	$477,001	$484,183	$851,777	$970,226
Post-employment benefits	1,073	1,037	2,111	2,042

	$478,074	$485,220	$853,888	$972,268

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

33.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for litigation and building lease agreements. As of June 30, 2016, December 31, 2015 and June 30, 2015, the aforementioned other financial assets amounted to NT$154,829 thousand, NT$177,229 thousand and NT$269,032 thousand, respectively.

34.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, office premises and certain office equipment. These operating leases expire between September 2016 and June 2066 and can be renewed upon expiration.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	June 30, 2016	December 31, 2015	June 30, 2015

Not later than 1 year	$1,314,854	$1,099,017	$1,005,463
Later than 1 year and not later than 5 years	3,945,083	3,635,180	3,608,378
Later than 5 years	7,807,962	6,921,891	7,168,284

	$13,067,899	$11,656,088	$11,782,125

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of June 30, 2016, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of June 30, 2016.

c.	In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents were invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. Keranos appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit, and in August 2015, the Federal Circuit remanded the case back to the Texas court for further proceedings. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. In September 2014, the Court granted summary judgment of noninfringement in favor of TSMC and TSMC North America. Ziptronix, Inc. can appeal the Court’s order. In August 2015, Tessera Technologies, Inc. announced it had acquired Ziptronix. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of June 30, 2016, TSMC has paid EUR197,332 thousand to ASML under the research and development funding agreement.

f.	In March 2014, DSS Technology Management, Inc. (DSS) filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development and several other companies infringe one U.S. patent. TSMC Development has subsequently been dismissed. In May 2015, the Court entered a final judgment of noninfringement in favor of TSMC and TSMC North America. DSS appealed the final judgment to the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). In November 2015, the Patent Trial and Appeal Board (PTAB) determined after concluding an Inter Partes Review (IPR) that the patent claims asserted by DSS in the District Court litigation are unpatentable. DSS appealed the PTAB’s decision to the Federal Circuit in January 2016. In March 2016, the District Court’s judgment of noninfringement was affirmed by the Federal Circuit. In April 2016, the District Court litigation between the parties and the related Federal Circuit appeal were dismissed, and the appeal proceeding of the PTAB’s decision is also over as to TSMC.

g.	Amounts available under unused letters of credit as of June 30, 2016, December 31, 2015 and June 30, 2015 were NT$122,675 thousand, NT$144,738 thousand and NT$198,848 thousand, respectively.

36.	SIGNIFICANT LOSS FROM DISASTER

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. In the first quarter of 2016, the Company recognized related earthquake losses of NT$2,289,128 thousand, net of insurance claim. Such losses were primarily included in cost of revenue for the three months ended March 31, 2016.

37.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

June 30, 2016

Financial assets

Monetary items
USD	$4,531,293	32.283		$146,283,737
EUR	20,955	35.89		752,085
JPY	21,406,874	0.3134		6,708,914
Non-monetary items
HKD	130,849	4.16		544,333

Financial liabilities

Monetary items
USD	3,232,481	32.283		104,354,180
EUR	81,995	35.89		2,942,798
JPY	52,928,214	0.3134		16,587,702

December 31, 2015

Financial assets

Monetary items
USD	3,089,634	32.895		101,633,497
USD	251,824	6.494	(Note 2)	8,283,759
EUR	43,933	36.00		1,581,571
JPY	9,717,089	0.2733		2,655,680
Non-monetary items
HKD	166,727	4.24		706,924

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

Financial liabilities

Monetary items
USD	$2,952,404	32.895		$97,119,331
EUR	44,174	36.00		1,590,264
JPY	26,416,113	0.2733		7,219,524

June 30, 2015

Financial assets

Monetary items
USD	4,645,790	31.070		144,344,694
RMB	2,496,163	0.161	(Note 3)	12,507,023
EUR	218,538	34.70		7,583,271
JPY	39,072,839	0.2542		9,932,316
Non-monetary items
HKD	179,390	4.01		719,354

Financial liabilities

Monetary items
USD	2,516,198	31.070		78,178,285
EUR	224,175	34.70		7,778,856
JPY	41,504,262	0.2542		10,550,383

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.
Note 3:	The exchange rate represents the number of USD dollars for which one RMB could be exchanged.

The realized and unrealized foreign exchange losses were NT$807,218 thousand and NT$292,295 thousand for the three months ended June 30, 2016 and 2015, respectively; NT$1,900,836 thousand and NT$244,112 thousand for the six months ended June 30, 2016 and 2015, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

38.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engaged in the researching, developing, designing, manufacturing and selling of renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Total

Three months ended June 30, 2016

Net revenue from external customers	$221,809,846	$—	$221,809,846
Income from operations	91,321,001	—	91,321,001

Three months ended June 30, 2015

Net revenue from external customers	205,167,427	272,325	205,439,752
Income (loss) from operations	77,380,992	(311,934)	77,069,058

Six months ended June 30, 2016

Net revenue from external customers	425,305,207	—	425,305,207
Income from operations	161,788,315	—	161,788,315

Six months ended June 30, 2015

Net revenue from external customers	427,062,560	411,336	427,473,896
Income (loss) from operations	164,356,759	(661,578)	163,695,181

39.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint venture): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in Mainland China): Please see Table 9 attached;

l.	Information on investment in Mainland China

1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE SIX MONTH ENDED JUNE 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (RMB in Thousands) (Note 2)		Ending Balance (RMB in Thousands) (Note 2)		Amount Actually Drawn (RMB in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company	Financing Company’s Total Financing Amount Limits
																Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB	3,887,600 800,000)	$ (RMB	3,887,600 800,000)	$ (RMB	1,700,825 350,000)	1.3%	The need for short-term financing	$—	Operating capital	$—	—	$—	$40,833,154 (Note 1)	$40,833,154 (Note 1)

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to 100% owned subsidiaries by TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries, which are not located in Taiwan, directly or indirectly wholly owned by TSMC, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending and the total amount lending limit for such borrower still shall not exceed the net worth of TSMC China.
Note 2:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE SIX MONTH ENDED JUNE 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$299,113,534	$ (US$	48,424,500 1,500,000)	$ (US$	48,424,500 1,500,000)	$ (US$	48,424,500 1,500,000)	$—	4.05%	$299,113,534	Yes	No	No
		TSMC North America	Subsidiary	299,113,534	(US$	2,686,375 83,213)	(US$	2,686,375 83,213)	(US$	2,686,375 83,213)	—	0.22%	299,113,534	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

JUNE 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Bank debentures
	The Export-Import Bank of the ROC	—	Held-to-maturity financial assets	—		$149,999	N/A		$149,999

	Corporate bond
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	—		3,050,535	N/A		3,053,903
	Taiwan Power Company	—	”	—		1,203,797	N/A		1,205,101
	Hon Hai Precision Ind. Co., Ltd.	—	”	—		801,187	N/A		802,422
	Nan Ya Plastics Corporation	—	”	—		301,494	N/A		301,499
	Formosa Plastics Corporation	—	”	—		175,317	N/A		175,595
	Formosa Petrochemical Corporation	—	”	—		100,460	N/A		100,833
	China Steel Corporation	—	”	—		100,169	N/A		100,278

	Structure deposit
	Hua Nan Commercial Bank	—	Held-to-maturity financial assets	—		2,000,000	N/A		1,997,850

	Commercial paper
	Taiwan Power Company	—	Held-to-maturity financial assets	80		798,708	N/A		799,370

	Stock
	Motech	—	Available-for-sale financial assets	58,320		1,953,713	12		1,953,713
	Semiconductor Manufacturing International Corporation	—	”	211,047		544,333	1		544,333
	RichWave Technology Corp.	—	”	2,007		143,902	4		143,902
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	Global Investment Holding Inc.	—	”	11,124		99,041	6		99,041
	W.K. Technology Fund IV	—	”	2,560		18,121	2		18,121

	Preferred stock
	QST Holdings, LLC	—	Financial assets carried at cost	4,034		4,537	4		4,537

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		11,259	12		11,259
	Crimson Asia Capital	—	”	—		8,263	1		8,263

TSMC Partners	Stock
	Tela Innovations	—	Financial assets carried at cost	10,440	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	14		—

	Fund
	China Walden Venture Investments II, L.P.	—	Financial assets carried at cost	—	US$	5,951	9	US$	5,951
	Shanghai Walden Venture Capital Enterprise	—	”	—	US$	5,000	6	US$	5,000

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Corporate bond
	JPMorgan Chase & Co.	—	Available-for-sale financial assets	—	US$	16,152	N/A	US$	16,152
	Bank of America Corp.	—	”	—	US$	12,390	N/A	US$	12,390
	Aetna Inc.	—	”	—	US$	9,014	N/A	US$	9,014
	Hyundai Capital America	—	”	—	US$	8,643	N/A	US$	8,643
	Walgreens Boots Alliance	—	”	—	US$	8,106	N/A	US$	8,106
	Sysco Corporation	—	”	—	US$	8,034	N/A	US$	8,034
	AT&T Inc.	—	”	—	US$	7,973	N/A	US$	7,973
	Southern Co.	—	”	—	US$	7,746	N/A	US$	7,746
	Verizon Communications	—	”	—	US$	7,228	N/A	US$	7,228
	Citigroup Inc.	—	”	—	US$	6,782	N/A	US$	6,782
	Anheuser Busch InBev Fin.	—	”	—	US$	6,740	N/A	US$	6,740
	Bank of Ny Mellon Corp.	—	”	—	US$	6,187	N/A	US$	6,187
	BB&T Corporation	—	”	—	US$	6,093	N/A	US$	6,093
	Fortive Corporation	—	”	—	US$	6,088	N/A	US$	6,088
	Citizens Bank NA/RI	—	”	—	US$	5,839	N/A	US$	5,839
	Intl Bk Recon & Develop	—	”	—	US$	5,605	N/A	US$	5,605
	State Street Corp.	—	”	—	US$	5,586	N/A	US$	5,586
	Oracle Corp.	—	”	—	US$	5,444	N/A	US$	5,444
	Chevron Corp.	—	”	—	US$	5,332	N/A	US$	5,332
	Principal Lfe Glb Fnd II	—	”	—	US$	5,229	N/A	US$	5,229
	Morgan Stanley	—	”	—	US$	5,062	N/A	US$	5,062
	PNC Bank NA	—	”	—	US$	5,002	N/A	US$	5,002
	Wells Fargo & Company	—	”	—	US$	4,996	N/A	US$	4,996
	Swedbank AB	—	”	—	US$	4,983	N/A	US$	4,983
	Toronto Dominion Bank	—	”	—	US$	4,853	N/A	US$	4,853
	Abbvie Inc.	—	”	—	US$	4,851	N/A	US$	4,851
	ING Bank N.V.	—	”	—	US$	4,755	N/A	US$	4,755
	KfW	—	”	—	US$	4,642	N/A	US$	4,642
	American Intl Group	—	”	—	US$	4,641	N/A	US$	4,641
	Morgan Stanley	—	”	—	US$	4,600	N/A	US$	4,600
	US Bank NA Cincinnati	—	”	—	US$	4,528	N/A	US$	4,528
	CVS Health Corp.	—	”	—	US$	4,504	N/A	US$	4,504
	Shell International Fin.	—	”	—	US$	4,502	N/A	US$	4,502
	Mitsubishi UFJ Fin Grp.	—	”	—	US$	4,149	N/A	US$	4,149
	Ameren Corp.	—	”	—	US$	4,120	N/A	US$	4,120
	Chubb Ina Holdings Inc.	—	”	—	US$	4,113	N/A	US$	4,113
	Svenska Handelsbanken AB	—	”	—	US$	4,109	N/A	US$	4,109
	Goldman Sachs Group Inc.	—	”	—	US$	4,088	N/A	US$	4,088
	Cisco Systems Inc.	—	”	—	US$	4,014	N/A	US$	4,014
	Enel Finance Intl N.V.	—	”	—	US$	3,943	N/A	US$	3,943
	National Rural Util. Coop.	—	”	—	US$	3,920	N/A	US$	3,920
	UBS Group Funding	—	”	—	US$	3,621	N/A	US$	3,621
	Fifth Third Bancorp	—	”	—	US$	3,523	N/A	US$	3,523
	Express Scripts Holding	—	”	—	US$	3,365	N/A	US$	3,365
	Lam Research Corp.	—	”	—	US$	3,316	N/A	US$	3,316
	BMW US Capital LLC	—	”	—	US$	3,244	N/A	US$	3,244
	Morgan Stanley	—	”	—	US$	3,101	N/A	US$	3,101
	ERAC USA Finance LLC	—	”	—	US$	3,049	N/A	US$	3,049
	Credit Agricole London	—	”	—	US$	3,034	N/A	US$	3,034
	Suncorp Metway Ltd.	—	”	—	US$	3,033	N/A	US$	3,033
	Protective Life Global	—	”	—	US$	3,018	N/A	US$	3,018
	Westpac Banking Corporation	—	”	—	US$	3,003	N/A	US$	3,003
	Fifth Third Bank	—	”	—	US$	2,873	N/A	US$	2,873

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Corporate bond
	Ryder System Inc.	—	Available-for-sale financial assets	—	US$	2,536	N/A	US$	2,536
	Nordea Bank AB	—	”	—	US$	2,532	N/A	US$	2,532
	Allied World Assurance	—	”	—	US$	2,227	N/A	US$	2,227
	Comcast Corp.	—	”	—	US$	2,146	N/A	US$	2,146
	Xcel Energy Inc.	—	”	—	US$	2,056	N/A	US$	2,056
	Mizuho Financial Group	—	”	—	US$	2,037	N/A	US$	2,037
	PSEG Power LLC	—	”	—	US$	2,035	N/A	US$	2,035
	Bank of Ny Mellon Corp.	—	”	—	US$	2,031	N/A	US$	2,031
	Reliance Stand Life II	—	”	—	US$	2,030	N/A	US$	2,030
	Jackson Natl Life Global	—	”	—	US$	2,026	N/A	US$	2,026
	New York Life Global FDG	—	”	—	US$	2,019	N/A	US$	2,019
	FMS Wertmanagement	—	”	—	US$	2,019	N/A	US$	2,019
	Wells Fargo Bank NA	—	”	—	US$	2,017	N/A	US$	2,017
	BP Capital Markets PLC	—	”	—	US$	2,016	N/A	US$	2,016
	Asian Development Bank	—	”	—	US$	2,013	N/A	US$	2,013
	Pricoa Global Funding 144A	—	”	—	US$	2,013	N/A	US$	2,013
	Nordic Investment Bank	—	”	—	US$	2,012	N/A	US$	2,012
	Autozone Inc.	—	”	—	US$	1,965	N/A	US$	1,965
	Oncor Electric Delivery	—	”	—	US$	1,885	N/A	US$	1,885
	Electricite de France SA	—	”	—	US$	1,839	N/A	US$	1,839
	Public Service Colorado	—	”	—	US$	1,712	N/A	US$	1,712
	JPMorgan Chase & Co.	—	”	—	US$	1,609	N/A	US$	1,609
	Heineken N.V.	—	”	—	US$	1,602	N/A	US$	1,602
	African Development Bank	—	”	—	US$	1,589	N/A	US$	1,589
	Capital One Bank (USA), NA	—	”	—	US$	1,561	N/A	US$	1,561
	Unum Group	—	”	—	US$	1,534	N/A	US$	1,534
	Nextera Energy Capital	—	”	—	US$	1,529	N/A	US$	1,529
	Guardian Life Glob Fund	—	”	—	US$	1,520	N/A	US$	1,520
	Wm. Wrigley Jr. Co.	—	”	—	US$	1,516	N/A	US$	1,516
	Medtronic Inc.	—	”	—	US$	1,513	N/A	US$	1,513
	Pfizer Inc.	—	”	—	US$	1,512	N/A	US$	1,512
	Biogen Inc.	—	”	—	US$	1,382	N/A	US$	1,382
	General Electric Co.	—	”	—	US$	1,336	N/A	US$	1,336
	Unitedhealth Group Inc.	—	”	—	US$	1,319	N/A	US$	1,319
	CSX Corp.	—	”	—	US$	1,290	N/A	US$	1,290
	Stryker Corp.	—	”	—	US$	1,169	N/A	US$	1,169
	American Intl Group	—	”	—	US$	1,162	N/A	US$	1,162
	Trans Canada Pipelines	—	”	—	US$	1,153	N/A	US$	1,153
	Corning Inc.	—	”	—	US$	1,145	N/A	US$	1,145
	Pacificorp	—	”	—	US$	1,094	N/A	US$	1,094
	Merck & Co Inc.	—	”	—	US$	1,077	N/A	US$	1,077
	Statoil ASA	—	”	—	US$	1,042	N/A	US$	1,042
	Gilead Sciences Inc.	—	”	—	US$	1,039	N/A	US$	1,039
	Keycorp	—	”	—	US$	1,034	N/A	US$	1,034
	Celgene Corp.	—	”	—	US$	1,034	N/A	US$	1,034
	Met Life Glob Funding I	—	”	—	US$	1,023	N/A	US$	1,023
	Suntrust Banks Inc.	—	”	—	US$	1,021	N/A	US$	1,021
	Schlumberger Hldgs Corp.	—	”	—	US$	1,020	N/A	US$	1,020
	UBS AG Stamford CT	—	”	—	US$	1,020	N/A	US$	1,020
	Bank of America N.A.	—	”	—	US$	1,015	N/A	US$	1,015
	Rabobank Nederland NY	—	”	—	US$	1,009	N/A	US$	1,009
	Carnival Corp.	—	”	—	US$	1,009	N/A	US$	1,009
	Visa Inc.	—	”	—	US$	1,006	N/A	US$	1,006

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Corporate bond
	HSBC USA Inc.	—	Available-for-sale financial assets	—	US$	1,005	N/A	US$	1,005
	Eaton Corp.	—	”	—	US$	1,005	N/A	US$	1,005
	AIG Global Funding	—	”	—	US$	1,004	N/A	US$	1,004
	IBM Corp.	—	”	—	US$	1,004	N/A	US$	1,004
	Royal Bank of Canada	—	”	—	US$	1,003	N/A	US$	1,003
	Credit Suisse New York	—	”	—	US$	1,001	N/A	US$	1,001
	Deutsche Bank AG, London	—	”	—	US$	994	N/A	US$	994
	Branch Banking & Trust	—	”	—	US$	954	N/A	US$	954
	Marsh & Mclennan Cos Inc.	—	”	—	US$	947	N/A	US$	947
	Mastercard Inc.	—	”	—	US$	872	N/A	US$	872
	Eaton Corp.	—	”	—	US$	834	N/A	US$	834
	Amgen Inc.	—	”	—	US$	831	N/A	US$	831
	BAT Intl Finance PLC	—	”	—	US$	809	N/A	US$	809
	Manuf & Traders Trust Co.	—	”	—	US$	766	N/A	US$	766
	Burlingtn North Santa Fe	—	”	—	US$	727	N/A	US$	727
	TTX Co.	—	”	—	US$	712	N/A	US$	712
	Commonwealth Bk Austr NY	—	”	—	US$	655	N/A	US$	655
	Bayer US Finance LLC	—	”	—	US$	601	N/A	US$	601
	Coca Cola Co/The	—	”	—	US$	591	N/A	US$	591
	Mcdonald S Corp.	—	”	—	US$	560	N/A	US$	560
	BPCE SA	—	”	—	US$	514	N/A	US$	514
	ERP Operating LP	—	”	—	US$	502	N/A	US$	502
	Duke Energy Corp.	—	”	—	US$	429	N/A	US$	429
	Pepsico Inc.	—	”	—	US$	416	N/A	US$	416
	BB&T Corporation	—	”	—	US$	414	N/A	US$	414
	American Honda Finance	—	”	—	US$	383	N/A	US$	383
	Equifax Inc.	—	”	—	US$	314	N/A	US$	314
	Nissan Motor Acceptance	—	”	—	US$	299	N/A	US$	299
	Philip Morris Intl Inc.	—	”	—	US$	292	N/A	US$	292
	U.S. Bancorp	—	”	—	US$	267	N/A	US$	267
	Ford Motor Credit Co LLC	—	”	—	US$	263	N/A	US$	263
	Capital One NA	—	”	—	US$	249	N/A	US$	249
	Bank of Nova Scotia	—	”	—	US$	249	N/A	US$	249
	Rolls Royce PLC	—	”	—	US$	231	N/A	US$	231
	HSBC Holdings PLC	—	”	—	US$	217	N/A	US$	217
	Berkshire Hathaway Fin.	—	”	—	US$	137	N/A	US$	137
	Capital One Financial Co.	—	”	—	US$	122	N/A	US$	122
	JPMorgan Chase & Co.	—	Held-to-maturity financial assets	—	US$	153,765	N/A	US$	154,276
	Wells Fargo & Company	—	”	—	US$	150,007	N/A	US$	149,366
	Goldman Sachs Group, Inc.	—	”	—	US$	100,000	N/A	US$	100,898
	Westpac Banking Corporation	—	”	—	US$	100,000	N/A	US$	100,497
	Commonwealth Bank of Australia	—	”	—	US$	50,000	N/A	US$	50,294
	National Australia Bank	—	”	—	US$	50,000	N/A	US$	50,176
	Bank of Nova Scotia	—	”	—	US$	49,979	N/A	US$	50,005

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	—	US$	38,908	N/A	US$	38,908
	US Treasury Floating Rate Note	—	”	—	US$	21,667	N/A	US$	21,667
	Treasury Inflation-Indexed N/B	—	”	—	US$	9,175	N/A	US$	9,175
	Abu Dhabi Government International Bond	—	”	—	US$	3,540	N/A	US$	3,540

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Agency bond
	Fnma Pool AL7191	—	Available-for-sale financial assets	—	US$	14,450	N/A	US$	14,450
	Fnma Pool 888577	—	”	—	US$	10,949	N/A	US$	10,949
	Fnma Pool AV5062	—	”	—	US$	9,641	N/A	US$	9,641
	Fnma Pool AL8703	—	”	—	US$	8,070	N/A	US$	8,070
	Fnma Pool 890731	—	”	—	US$	7,895	N/A	US$	7,895
	Fnma Pool AL4193	—	”	—	US$	6,829	N/A	US$	6,829
	Fnma Pool AL7437	—	”	—	US$	6,407	N/A	US$	6,407
	Fnma Pool AL1543	—	”	—	US$	5,908	N/A	US$	5,908
	Fed Hm Ln Pc Pool J32501	—	”	—	US$	5,507	N/A	US$	5,507
	Fnma Pool AD4037	—	”	—	US$	4,685	N/A	US$	4,685
	Fnma Pool 995113	—	”	—	US$	4,533	N/A	US$	4,533
	Fnma Pool AL7671	—	”	—	US$	4,290	N/A	US$	4,290
	Fnma Pool AL0516	—	”	—	US$	3,909	N/A	US$	3,909
	Fnma Pool AS3460	—	”	—	US$	3,760	N/A	US$	3,760
	Fnma Pool 310104	—	”	—	US$	3,754	N/A	US$	3,754
	Fnma Pool AB2895	—	”	—	US$	3,579	N/A	US$	3,579
	Freddie Mac	—	”	—	US$	3,251	N/A	US$	3,251
	Fnma Pool AL0950	—	”	—	US$	3,069	N/A	US$	3,069
	Fnma Pool AH5613	—	”	—	US$	3,066	N/A	US$	3,066
	Fed Hm Ln Pc Pool J32520	—	”	—	US$	3,011	N/A	US$	3,011
	Export Import Bank Korea	—	”	—	US$	3,002	N/A	US$	3,002
	Fed Hm Ln Pc Pool A94972	—	”	—	US$	2,994	N/A	US$	2,994
	Fnma Pool 725423	—	”	—	US$	2,662	N/A	US$	2,662
	Fed Hm Ln Pc Pool 2B5202	—	”	—	US$	2,625	N/A	US$	2,625
	Fnma Pool 888637	—	”	—	US$	2,404	N/A	US$	2,404
	Fed Hm Ln Pc Pool 849787	—	”	—	US$	2,263	N/A	US$	2,263
	Freddie Mac	—	”	—	US$	2,230	N/A	US$	2,230
	Fnma Pool 995024	—	”	—	US$	2,202	N/A	US$	2,202
	Fnma Pool AD0198	—	”	—	US$	2,137	N/A	US$	2,137
	Fannie Mae	—	”	—	US$	2,087	N/A	US$	2,087
	Fnma Pool AL6818	—	”	—	US$	2,073	N/A	US$	2,073
	Fnma Pool AY6119	—	”	—	US$	2,008	N/A	US$	2,008
	Freddie Mac	—	”	—	US$	2,001	N/A	US$	2,001
	Fnma Pool AL7485	—	”	—	US$	1,871	N/A	US$	1,871
	Fnma Pool AL6254	—	”	—	US$	1,831	N/A	US$	1,831
	Fnma Pool 255364	—	”	—	US$	1,820	N/A	US$	1,820
	Fnma Pool AH7196	—	”	—	US$	1,722	N/A	US$	1,722
	Fnma Pool AL7421	—	”	—	US$	1,660	N/A	US$	1,660
	Fnma Pool 930289	—	”	—	US$	1,579	N/A	US$	1,579
	Freddie Mac	—	”	—	US$	1,501	N/A	US$	1,501
	Fnma Pool AL4141	—	”	—	US$	1,493	N/A	US$	1,493
	Fnma Pool MA1201	—	”	—	US$	1,468	N/A	US$	1,468
	Fannie Mae	—	”	—	US$	1,358	N/A	US$	1,358
	Freddie Mac	—	”	—	US$	1,319	N/A	US$	1,319
	Federal Farm Credit Bank	—	”	—	US$	1,254	N/A	US$	1,254
	Fnma Pool 890101	—	”	—	US$	1,238	N/A	US$	1,238
	Fannie Mae	—	”	—	US$	1,219	N/A	US$	1,219
	Fannie Mae	—	”	—	US$	1,216	N/A	US$	1,216
	Fed Hm Ln Pc Pool 849872	—	”	—	US$	1,052	N/A	US$	1,052
	Fnma Pool AL7912	—	”	—	US$	1,007	N/A	US$	1,007
	Fnma Pool AX5630	—	”	—	US$	988	N/A	US$	988

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Agency bond
	Federal Farm Credit Bank	—	Available-for-sale financial assets	—	US$	913	N/A	US$	913
	Fed Hm Ln Pc Pool 849614	—	”	—	US$	912	N/A	US$	912
	Fed Hm Ln Pc Pool 2B3772	—	”	—	US$	891	N/A	US$	891
	Fed Hm Ln Pc Pool J32972	—	”	—	US$	830	N/A	US$	830
	Fed Hm Ln Pc Pool V60841	—	”	—	US$	752	N/A	US$	752
	Fed Hm Ln Pc Pool 840260	—	”	—	US$	723	N/A	US$	723
	Fnma Pool AL8471	—	”	—	US$	698	N/A	US$	698
	Freddie Mac	—	”	—	US$	696	N/A	US$	696
	Fnma Pool 888129	—	”	—	US$	695	N/A	US$	695
	Freddie Mac	—	”	—	US$	694	N/A	US$	694
	Freddie Mac	—	”	—	US$	693	N/A	US$	693
	Fnma Pool AD0249	—	”	—	US$	667	N/A	US$	667
	Fed Hm Ln Pc Pool G05956	—	”	—	US$	662	N/A	US$	662
	Freddie Mac	—	”	—	US$	660	N/A	US$	660
	Export Developmnt Canada	—	”	—	US$	657	N/A	US$	657
	Fannie Mae	—	”	—	US$	611	N/A	US$	611
	Government National Mortgage Association	—	”	—	US$	594	N/A	US$	594
	Fnma Pool AL6302	—	”	—	US$	580	N/A	US$	580
	Fnma Pool 257041	—	”	—	US$	578	N/A	US$	578
	Fannie Mae	—	”	—	US$	563	N/A	US$	563
	Fannie Mae	—	”	—	US$	561	N/A	US$	561
	Freddie Mac	—	”	—	US$	523	N/A	US$	523
	Fnma Pool 725946	—	”	—	US$	498	N/A	US$	498
	Fnma Pool AL7920	—	”	—	US$	488	N/A	US$	488
	Fnma Pool 257004	—	”	—	US$	465	N/A	US$	465
	Fed Hm Ln Pc Pool C03532	—	”	—	US$	406	N/A	US$	406
	Fannie Mae	—	”	—	US$	397	N/A	US$	397
	Fed Hm Ln Pc Pool J33012	—	”	—	US$	369	N/A	US$	369
	Fed Hm Ln Pc Pool G60473	—	”	—	US$	365	N/A	US$	365
	Fnma Pool AL0720	—	”	—	US$	360	N/A	US$	360
	Government National Mortgage Association	—	”	—	US$	351	N/A	US$	351
	Fnma Pool AL6406	—	”	—	US$	341	N/A	US$	341
	Fnma Pool AE0154	—	”	—	US$	332	N/A	US$	332
	Fnma Pool 256513	—	”	—	US$	316	N/A	US$	316
	Freddie Mac	—	”	—	US$	313	N/A	US$	313
	Gnma Pool 701598	—	”	—	US$	311	N/A	US$	311
	Fed Hm Ln Pc Pool C03464	—	”	—	US$	308	N/A	US$	308
	Fannie Mae	—	”	—	US$	299	N/A	US$	299
	Fannie Mae	—	”	—	US$	295	N/A	US$	295
	Freddie Mac	—	”	—	US$	291	N/A	US$	291
	Fed Hm Ln Pc Pool J16417	—	”	—	US$	276	N/A	US$	276
	Fnma Pool AH3371	—	”	—	US$	259	N/A	US$	259
	Fnma Pool 735997	—	”	—	US$	245	N/A	US$	245
	Freddie Mac	—	”	—	US$	234	N/A	US$	234
	Fannie Mae	—	”	—	US$	216	N/A	US$	216
	Fnma Pool 889633	—	”	—	US$	210	N/A	US$	210
	Fnma Pool 725424	—	”	—	US$	180	N/A	US$	180
	Fannie Mae	—	”	—	US$	174	N/A	US$	174
	Fnma Pool 889576	—	”	—	US$	169	N/A	US$	169
	Fnma Pool 888994	—	”	—	US$	153	N/A	US$	153
	Fnma Pool 970382	—	”	—	US$	136	N/A	US$	136

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Agency bond
	Fnma Pool AC8517	—	Available-for-sale financial assets	—	US$	116	N/A	US$	116
	Fnma Pool AS7124	—	”	—	US$	115	N/A	US$	115
	Fnma Pool 745418	—	”	—	US$	114	N/A	US$	114
	Fnma Pool 889455	—	”	—	US$	77	N/A	US$	77
	Fnma Pool 995018	—	”	—	US$	73	N/A	US$	73
	Fnma Pool 831811	—	”	—	US$	60	N/A	US$	60
	Fed Hm Ln Pc Pool 849506	—	”	—	US$	42	N/A	US$	42
	Fnma Pool 954940	—	”	—	US$	41	N/A	US$	41
	Fnma Pool AL6964	—	”	—	US$	30	N/A	US$	30
	Fnma Pool AB0109	—	”	—	US$	28	N/A	US$	28
	Fnma Pool AC8444	—	”	—	US$	26	N/A	US$	26
	Fnma Pool 745516	—	”	—	US$	23	N/A	US$	23
	Fnma Pool 890071	—	”	—	US$	23	N/A	US$	23
	Fnma Pool 535994	—	”	—	US$	22	N/A	US$	22
	Fed Hm Ln Pc Pool C91876	—	”	—	US$	20	N/A	US$	20
	Fnma Pool AE0616	—	”	—	US$	19	N/A	US$	19
	Fnma Pool 323692	—	”	—	US$	16	N/A	US$	16
	Fnma Pool 725773	—	”	—	US$	13	N/A	US$	13
	Fnma Pool 735141	—	”	—	US$	11	N/A	US$	11

	Negotiable certificate of deposit
	Bank of China	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,176
	China Development Bank	—	”	—	US$	50,000	N/A	US$	50,209
	China Construction Bank	—	”	—	US$	50,000	N/A	US$	49,850

	Corporate issued asset-backed securities
	Citibank Credit Card Issuance Trust	—	Available-for-sale financial assets	—	US$	21,062	N/A	US$	21,062
	Chase Issuance Trust	—	”	—	US$	20,809	N/A	US$	20,809
	Capital One Multi Asset Execution Trust	—	”	—	US$	20,195	N/A	US$	20,195
	Discover Card Execution Note Trust	—	”	—	US$	16,549	N/A	US$	16,549
	Bank of America Credit Card Trust	—	”	—	US$	10,448	N/A	US$	10,448
	American Express Credit Account Master Trust	—	”	—	US$	7,783	N/A	US$	7,783
	Ford Credit Floorplan Master Owner Trust	—	”	—	US$	7,359	N/A	US$	7,359
	Mercedes Benz Master Owner Trust	—	”	—	US$	5,990	N/A	US$	5,990
	Chesapeake Funding II LLC	—	”	—	US$	5,782	N/A	US$	5,782
	Ford Credit Auto Owner Trust	—	”	—	US$	4,768	N/A	US$	4,768
	Morgan Stanley Capital I Trust	—	”	—	US$	4,069	N/A	US$	4,069
	American Express Credit Account Master Trust	—	”	—	US$	4,006	N/A	US$	4,006
	American Express Credit Account Master Trust	—	”	—	US$	3,997	N/A	US$	3,997
	GS Mortgage Securities Trust	—	”	—	US$	3,170	N/A	US$	3,170
	Hyundai Auto Receivables Trust	—	”	—	US$	2,849	N/A	US$	2,849
	Mercedes Benz Auto Lease Trust	—	”	—	US$	2,692	N/A	US$	2,692
	Toyota Auto Receivables Owner Trust	—	”	—	US$	2,495	N/A	US$	2,495
	BMW Floorplan Master Owner Trust	—	”	—	US$	2,437	N/A	US$	2,437
	Nissan Auto Receivables Owner Trust	—	”	—	US$	2,387	N/A	US$	2,387
	Carmax Auto Owner Trust	—	”	—	US$	2,018	N/A	US$	2,018
	Nissan Auto Receivables Owner Trust	—	”	—	US$	2,011	N/A	US$	2,011
	BMW Vehicle Lease Trust	—	”	—	US$	2,004	N/A	US$	2,004
	Ford Credit Auto Owner Trust	—	”	—	US$	2,003	N/A	US$	2,003
	Toyota Auto Receivables Owner Trust	—	”	—	US$	2,002	N/A	US$	2,002
	Nissan Auto Receivables Owner Trust	—	”	—	US$	2,002	N/A	US$	2,002
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	2,002	N/A	US$	2,002

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2016						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Corporate issued asset-backed securities
	USAA Auto Owner Trust	—	Available-for-sale financial assets	—	US$	2,000	N/A	US$	2,000
	Mercedes Benz Auto Lease Trust	—	”	—	US$	1,999	N/A	US$	1,999
	Nissan Master Owner Trust Receivables Trust	—	”	—	US$	1,997	N/A	US$	1,997
	Nissan Auto Lease Trust	—	”	—	US$	1,904	N/A	US$	1,904
	Golden Credit Card Trust	—	”	—	US$	1,804	N/A	US$	1,804
	Mercedes Benz Auto Receivables Trust	—	”	—	US$	1,709	N/A	US$	1,709
	Honda Auto Receivables Owner Trust	—	”	—	US$	1,706	N/A	US$	1,706
	Toyota Auto Receivables Owner Trust	—	”	—	US$	1,561	N/A	US$	1,561
	Hyundai Auto Lease Securitization Trust	—	”	—	US$	1,347	N/A	US$	1,347
	Toyota Auto Receivables Owner Trust	—	”	—	US$	1,148	N/A	US$	1,148
	CFCRE Commercial Mortgage Trust	—	”	—	US$	1,119	N/A	US$	1,119
	Ford Credit Auto Lease Trust	—	”	—	US$	1,113	N/A	US$	1,113
	Hyundai Auto Receivables Trust	—	”	—	US$	1,010	N/A	US$	1,010
	Nissan Auto Lease Trust	—	”	—	US$	1,002	N/A	US$	1,002
	Ford Credit Auto Owner Trust	—	”	—	US$	935	N/A	US$	935
	Honda Auto Receivables Owner Trust	—	”	—	US$	917	N/A	US$	917
	Nissan Auto Lease Trust	—	”	—	US$	605	N/A	US$	605

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	16,014	4	US$	16,014

	Money market fund
	Goldman Sachs US$ Liquid Reserves Fund	—	Available-for-sale financial assets	189,831	US$	189,831	N/A	US$	189,831

VTAF III	Common stock
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	—	Financial assets carried at cost	7,522	US$	4,235	3	US$	4,235
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170

VTAF II	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	1,267	US$	2,814	3	US$	2,814
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	—	”	3,100	US$	2,429	30	US$	2,429

	Preferred stock
	Aquantia	—	Financial assets carried at cost	4,643	US$	4,441	2	US$	4,441
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168
	Impinj, Inc.	—	”	711	US$	1,100	—	US$	1,100
	QST Holdings, LLC	—	”	—	US$	588	13	US$	588
	Cresta Technology Corporation	—	”	92	US$	28	—	US$	28

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Alchip Technologies Limited	—	Available-for-sale financial assets	6,581	US$	4,974	11	US$	4,974
	Goyatek Technology, Corp.	—	Financial assets carried at cost	745		—	6		—
	Sonics, Inc.	—	”	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Bank debentures
	HSBC Bank (Taiwan) Limited	Held-to-maturity financial assets	—	—	—		$3,305,475	—		$—	—		$3,300,000		$3,300,000		$—	—		$—

	Corporate bond
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		1,543,723	—		1,513,743	—		—		—		—	—		3,050,535
	Nan Ya Plastics Corporation	”	—	—	—		—	—		302,139	—		—		—		—	—		301,494

	Structure deposit
	Cathay United Bank	Held-to-maturity financial assets	—	—	—		1,000,000	—		—	—		1,000,000		1,000,000		—	—		—

	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	—		—	80		798,708	—		—		—		—	80		798,708

	Stock
	TSMC Nanjing	Investments accounted for using equity method	—	Subsidiary	—		—	—		1,630,700	—		—		—		—	—		1,603,461
	TSMC Global	Prepayments for Investments (Note 2)	—	Subsidiary	—		—	—		35,207,621	—		—		—		—	—		35,207,621

TSMC Global	Corporate bond
	JPMorgan Chase & Co.	Available-for-sale financial assets	—	—	—	US$	4,971	—	US$	13,494	—	US$	2,505	US$	2,505		—	—	US$	16,152
	US Bank NA Cincinnati	”	—	—	—		—	—	US$	11,976	—	US$	7,513	US$	7,486	US$	27	—	US$	4,528
	JPMorgan Chase & Co.	Held-to-maturity financial assets	—	—	—	US$	10,798	—	US$	143,533	—		—		—		—	—	US$	153,765
	Wells Fargo & Company	”	—	—	—		—	—	US$	150,008	—		—		—		—	—	US$	150,007
	Goldman Sachs Group, Inc.	”	—	—	—		—	—	US$	100,000	—		—		—		—	—	US$	100,000
	Westpac Banking Corporation	”	—	—	—		—	—	US$	100,000	—		—		—		—	—	US$	100,000
	Commonwealth Bank of Australia	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	National Australia Bank	”	—	—	—		—	—	US$	50,000	—		—		—		—	—	US$	50,000
	Bank of Nova Scotia	”	—	—	—		—	—	US$	49,978	—		—		—		—	—	US$	49,979

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—	US$	26,702	—	US$	43,762	—	US$	31,946	US$	31,915	US$	31	—	US$	38,908
	US Treasury Floating Rate Note	”	—	—	—		—	—	US$	39,304	—	US$	17,642	US$	17,631	US$	11	—	US$	21,667
	Treasury Inflation-Indexed N/B	”	—	—	—		—	—	US$	9,167	—		—		—		—	—	US$	9,175

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Agency bond
	Fnma Pool AL7191	Available-for-sale financial assets	—	—	—	US$	5,864	—	US$	9,855	—	US$	1,353	US$	1,542	US$	(189)	—	US$	14,450
	Fnma Pool 888577	”	—	—	—	US$	—	—	US$	11,995	—	US$	924	US$	1,055	US$	(131)	—	US$	10,949
	Fnma Pool AV5062	”	—	—	—	US$	—	—	US$	9,975	—	US$	391	US$	408	US$	(17)	—	US$	9,641
	Fnma Tba 15 Yr 2.5	”	—	—	—	US$	3,964	—	US$	11,998	—	US$	16,006	US$	15,978	US$	28	—		—

	Corporate issued asset-backed securities
	Citibank Credit Card Issuance Trust	Available-for-sale financial assets	—	—	—	US$	9,756	—	US$	11,268	—		—		—		—	—	US$	21,062
	Chase Issuance Trust	”	—	—	—	US$	15,507	—	US$	10,984	—	US$	5,744	US$	5,753	US$	(9)	—	US$	20,809
	Capital One Multi Asset Execution Trust	”	—	—	—	US$	8,961	—	US$	13,178	—	US$	1,999	US$	1,996	US$	3	—	US$	20,195

	Money market fund
	Goldman Sachs US$ Liquid Reserves Fund	Available-for-sale financial assets	—	—	—		—	199,000	US$	199,000	9,169	US$	9,169	US$	9,169		—	189,831	US$	189,831

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	To lower the hedging cost, in February 2016, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, Ministry of Economic Affairs, R.O.C. (MOEA). The prepayment for investment was US$1,081,200 thousand as of June 30, 2016 and the total injection is expected to be finished in the fourth quarter of 2016.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	April 15, 2015 to February 17, 2016	$362,111	Monthly settlement by the construction progress and acceptance	Environetics Design Group Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 17, 2015 to January 25, 2016	3,201,800	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 10, 2015 to April 11, 2016	3,167,768	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	December 31, 2015 to January 04, 2016	1,250,000	Monthly settlement by the construction progress and acceptance	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 22, 2016 to January 25, 2016	750,000	Monthly settlement by the construction progress and acceptance	KEDGE Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TSMC Nanjing Company Ltd.	Land use right	June 16, 2016	RMB160,521	100% payment	Nanjing Municipal Bureau of Land and Resources	—	N/A	N/A	N/A	N/A	Bidding	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Notes/Accounts Payable or Receivable
			Transaction Details								Ending Balance
				Amount (Foreign Currencies		% to		Abnormal Transaction			(Foreign Currencies in	% to
Company Name	Related Party	Nature of Relationships	Purchases/Sales	in Thousands)		Total	Payment Terms	Unit Price	Payment Terms		Thousands)	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$264,580,092		61	Net 30 days from invoice date (Note)	—	Note		$69,202,508	63
	GUC	Associate	Sales	2,035,267		—	Net 30 days from the end of the month of when invoice is issued	—	—		391,735	—
	TSMC China	Subsidiary	Purchases	8,451,002		26	Net 30 days from the end of the month of when invoice is issued	—	—		(1,632,878)	6
	WaferTech	Indirect subsidiary	Purchases	4,437,485		14	Net 30 days from the end of the month of when invoice is issued	—	—		(1,502,761)	6
	VIS	Associate	Purchases	3,307,255		10	Net 30 days from the end of the month of when invoice is issued	—	—		(485,679)	2
	SSMC	Associate	Purchases	1,479,784		5	Net 30 days from the end of the month of when invoice is issued	—	—		(257,953)	1

TSMC North America	GUC	Associate of TSMC	Sales	(US$	481,225 14,682)	—	Net 30 days from invoice date	—	—	(US$	32,229 998)	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

June 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$70,386,041	43	$3,026,539	—	$4,085,293	$—
	VIS	Associate		1,296,830	Note 2	—	—	—	—
	GUC	Associate		531,798	39	—	—	—	—

TSMC China	TSMC	Parent company	(RMB	1,632,878 331,576)	33	—	—	—	—

TSMC Technology	TSMC	Parent company	(US$	266,530 8,256)	Note 2	—	—	—	—

WaferTech	TSMC	Parent company	(US$	1,502,761 46,550)	45	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FOR SIX MONTH ENDED JUNE 30, 2016

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$264,580,092	—	62%
				Receivables from related parties	69,202,508	—	4%
				Other receivables from related parties	1,183,533	—	—
		TSMC Japan	1	Marketing expenses - commission	144,035	—	—
		TSMC Europe	1	Marketing expenses - commission	223,879	—	—
		TSMC China	1	Purchases	8,451,002	—	2%
				Payables to related parties	1,632,878	—	—
		TSMC Canada	1	Research and development expenses	121,789	—	—
		TSMC Technology	1	Research and development expenses	925,244	—	—
				Payables to related parties	266,530	—	—
		WaferTech	1	Purchases	4,437,485	—	1%
				Payables to related parties	1,502,761	—	—
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	1,700,825	—	—
2	VisEra Holding	VisEra Tech	3	Other payables to related parties	759,360	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR SIX MONTH ENDED JUNE 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2016			Net Income	Share of Profits/Losses	Note
				June 30, 2016 (Foreign Currencies in Thousands)	December 31, 2015 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)	(Losses) of the Investee (Foreign Currencies in Thousands)	of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$202,962,857	$167,755,236	5	100	$235,940,202	$1,136,615	$1,136,615	Subsidiary
				Note 3
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	51,108,735	1,170,601	1,170,601	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	10,154,793	2,135,710	828,442	Associate
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	10,180,677	10,180,677	464,223	28	8,068,620	2,869,519	810,201	Associate
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	4,235,511	80,826	80,826	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,309,969	1,309,969	92,778	35	2,089,346	(217,146)	(74,738)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,063,883	260,622	91,170	Associate
	VTAF II	Cayman Islands	Investing in new start-up technology companies	608,562	608,562	—	98	533,531	1,533	1,503	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	394,674	394,674	36,600	100	395,068	704	704	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,499,452	1,499,452	—	98	351,190	(28,978)	(28,399)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	349,104	19,916	19,916	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	150,090	3,702	3,702	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	36,777	1,410	1,410	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies	—	—	—	7	—	—	—	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	—	844,775	—	—	—	(313)	(311)	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	25,266	25,266	1	100	(4,430)	(5,747)	(5,747)	Subsidiary
	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	Note 4	5,221,931	Note 4	Note 4	Note 4	Note 4	93,030	Note 4

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2016				Net Income			Share of Profits/Losses	Note
				June 30, 2016 (Foreign Currencies in Thousands)		December 31, 2015 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)			of Investee (Note 1) (Foreign Currencies in Thousands)

TSMC Partners	TSMC Development	Delaware, U.S.A	Investment activities		0.03		0.03	—	100		26,521,288		962,584		Note 2	Subsidiary
				(US$	0.001)	(US$	0.001)			(US$	821,525)	(US$	29,369)
	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	(US$	4,881,332 151,204)	(US$	4,881,332 151,204)	86,000	98	(US$	7,083,239 219,411)	(US$	90,633 2,765)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		0.03		0.03	—	100		578,599		44,395		Note 2	Subsidiary
				(US$	0.001)	(US$	0.001)			(US$	17,923)	(US$	1,354)
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	300,200 9,299)	(US$	300,200 9,299)	9,299	97	(US$	290,900 9,011)	(US$	2,745 84)		Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities		74,251		74,251	2,300	100		166,354		5,685		Note 2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	5,153)	(US$	173)
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	18,821 583)	(US$	18,821 583)	583	97	(US$	4,041 125)	(US$	4 —)		Note 2	Subsidiary

VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	47,190 1,462)	(US$	47,190 1,462)	—	100	(US$	30,224 936)	(US$	4,632 141)		Note 2	Subsidiary
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	168,281 5,212)	(US$	168,281 5,212)	15,643	58	(US$	18,432 571)	(US$	(3,184 (97	) ))	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices		$—		$—	293,637	100	$ (US$	6,178,523 191,386)	$ (US$	906,979 27,672)		Note 2	Subsidiary

VisEra Holding	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	(US$	3,036,818 94,069)	(US$	3,036,818 94,069)	253,120	87	(US$	4,827,608 149,540)	(US$	254,988 7,780)		Note 2	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	(US$	196,375 6,083)	(US$	196,375 6,083)	18,504	6	(US$	687,990 21,311)	(US$	(217,146 (6,625	) ))	Note 2	Associate

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
Note 3:	To lower the hedging cost, in February 2016, the Board of Directors of TSMC approved to inject US$2,000,000 thousand of capital into TSMC Global. This project was approved by the Investment Commission, MOEA. The prepayment for investment was US$1,081,200 thousand as of June 30, 2016 and the total injection is expected to be finished in the fourth quarter of 2016.
Note 4:	The Company has no longer served as Motech’s board of director starting June 2016. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR SIX MONTH ENDED JUNE 30, 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2016 (US$ in Thousands)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of June 30, 2016 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of June 30, 2016	Accumulated Inward Remittance of Earnings as of June 30, 2016
							Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)		$—	$—	$ (US$	18,939,667 596,000)	$2,132,375	100%	$1,990,114 (Note 2)	$40,532,453	$—

TSMC Nanjing	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	(RMB	1,630,700 328,975)	Note 1		—	(US$	1,630,700 50,000)	—	(US$	1,630,700 50,000)	4,963	100%	4,963 (Note 2)	1,603,461	—

Accumulated Investment in Mainland China as of June 30, 2016 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment
$ (US$	20,570,367 646,000)	$ (US$	119,412,667 3,596,000)	$718,398,587

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$50,000 thousands in TSMC Nanjing.
Note 2:	Amount was recognized based on the reviewed financial statements.